48

04024215

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hannover Rueckversicherung AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 4627 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/12/04

82-4627

Annual Report 2003

SEC MAIL PROCESSING
RECEIVED
APR 05 2004
WASH., D.C. 158 SECTION

Abridged draft version
for the Analysts' Meeting,
London, 30 March 2004

Hannover Rückversicherung AG

ARLS
12-31-03

04 APR -5 7:21

hannover **re**®

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2003	+/- Previous year	2002	2001	2000	1999
Gross written premiums	11 342.9	(9.0%)	12 463.2	11 507.5	8 320.5	6 706.3
Net premiums earned	8 155.6	+6.1%	7 688.2	6 496.1	5 210.2	4 179.9
Net underwriting result	(234.6)	(24.6%)	(311.1)	(878.2)	(449.2)	(394.7)
Net investment income	1 071.5	+15.4%	928.4	945.7	868.7	828.2
Operating profit (EBIT)	732.1	+55.5%	470.9	109.2	342.5	358.2
Net income (after tax)	354.8	+32.8%	267.2	11.1	364.9	201.6
Policyholders' surplus	3 680.4	+24.4%	2 958.5	2 896.5	2 400.2	2 045.1
Total stockholders' equity	2 404.7	+38.2%	1 739.5	1 672.0	1 573.4	1 235.7
Minority interests	491.8	+22.8%	400.4	307.8	294.1	294.8
Hybrid capital	783.9	(4.2%)	818.6	916.7	532.7	514.6
Investments (incl. funds held by ceding companies)	22 031.1	+8.5%	20 305.8	19 278.0	14 196.2	12 810.7
Total assets	32 974.7	(1.8%)	33 579.0	32 647.6	23 497.6	19 354.8
Value of in-force business (life/health)	1 361.1	+12.9%	1 206.0	1 048.0	874.0	609.0
Earnings per share (diluted) in EUR	3.24	+17.8%	2.75	0.11	4.13	2.29
Bookvalue per share in EUR	19.94	+11.4%	17.90	17.21	17.76	13.95
Dividend	114.6	+38.7%	82.6	–	100.0	71.5
Dividend per share in EUR	0.95	+11.8%	0.85	–	1.21*	0.97
Retention	71.9%		65.3%	61.7%	63.7%	62.0%
Combined ratio (property and casualty reinsurance)	96.0%		96.3%	116.5%	107.8%	111.1%
Return on investment	5.1%		4.7%	5.7%	6.4%	6.9%
Net return on premium **	9.0%		6.1%	1.7%	6.6%	8.6%
Return on equity (after tax)	17.1%		15.7%	0.7%	26.0%	17.1%

* *Incl. bonus of EUR 0.08*
** *Operating profit (EBIT)/net premiums earned*

On the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.

Dear shareholders,
Ladies and Gentlemen,



It is my pleasant duty to report that your company has enjoyed another highly successful year. Following on from 2001, the most difficult year in our company's history, and the marked recovery already witnessed in the previous year, we succeeded in generating a new record result in 2003: despite a capital market climate that – while certainly less depressed than the year before – was by no means favourable, we achieved a hitherto unparalleled operating profit (EBIT). Even the protracted weakness of the US dollar, the currency in which roughly two-thirds of our gross premium income is booked, did not have a significantly detrimental impact on our result.

Our company recorded further improvements in rates and conditions for *property and casualty reinsurance*. In this highly positive environment, we achieved an excellent result and continued to optimise our market position. Most notably, we wrote more long-tail business since it was here that we observed the sharpest improvements in rates and conditions. In aviation reinsurance, on the other hand, we selectively scaled back our acceptances in response to declining prices in some areas. Independently of our normal cycle management, we used this "hard market" as an opportunity to screen our portfolio in light of long-term profitability considerations and reduce specific acceptances. We have christened this profitability initiative "More from less". As a further factor, effective 1 January 2003 we no longer accept the entire reinsurance volume of our HDI affiliates, but rather only the portion that we carry in our retention.

We were also highly satisfied with the development of *life and health reinsurance* in the year under review. Overall, following the expansionary phase of recent years, we consolidated our market position in this business group – in which we now rank among the three largest providers in the world. In major markets such as Germany we succeeded in establishing attractive new customer relationships. We showed a slight increase in our premium volume (adjusted for movements in exchange rates) and were able to increase the year-end result by more than half.

Growth in *financial reinsurance* far outstripped our expectations. Gross and net premiums climbed markedly, and we more than tripled the operating profit (EBIT) year-on-year as clients increasingly required tailored products in the hard market climate. An additional, non-recurring effect was the initial consolidation of Hannover Reinsurance (Dublin) Ltd. – formerly HDI Reinsurance (Ireland) Ltd. – which we received as a contribution in kind from our majority shareholder, Talanx AG, as part of our capital increase in June of the year under review. To sum things up, I believe that in this business group, too, we can be highly satisfied with the result.

Program business, the fourth pillar of our Group, made again a decisive contribution to the result in the year under review. Our new underwriting-oriented approach with its intensive focus on the quality of the business written is now making itself felt here – namely by scrutinising the gross profitability of individual programs with an eye to sustainability and basing the level of retained premiums on the quality of the business. This led to a further marked increase in the retention. Profitability, however, fell slightly short of the previous year due to a non-recurring special effect. Following the successful restructuring measures of recent years we are now firmly on the right track in program business, and in the future we shall therefore be able to translate our market leadership into commensurate profitability.

After equity markets had descended to new record lows in March, the mood on *financial markets* brightened appreciably as the year progressed. As anticipated, we were of course once again not entirely spared write-downs on our investment portfolio in the year under review. These write-downs were, however, markedly lower than in the previous year. The sharply higher prices recorded on stock markets from April onwards generated further book profits on our equity investments as at year-end. Returns on fixed-income securities, which account for the bulk of our asset portfolio, fell appreciably year-on-year, thereby limiting ordinary income from the (re)investment of funds. Our total asset volume, on the other hand, grew very strongly due to the favourable market climate in reinsurance business, and overall we were therefore able to generate significantly improved net investment income compared to the previous year.

The protracted weakness of the US dollar left its mark not only on premiums and losses in our four business groups but also on investment income. The US currency shed a full 21.1% of its value against our balance sheet currency, the euro, in the course of 2003. Up to two-thirds of our gross premium volume and investment income are generated in US dollars. Although favourable despite the adverse currency effects, both these key figures would thus have been even more impressive if exchange rates had remained stable. However, since it has long been our practice to match liabilities in foreign currencies with assets in the same currencies, the impact of exchange rate movements on our year-end result was not severe.

The *Hannover Re* share again increased sharply in value in the year under review, gaining around 14% over the course of the year. The bulk of the price increase was recorded towards the end of the year under review as we twice revised our profit forecast upwards and published very strong figures for the first nine months. We also have no reason to shun comparisons with our competitors. Adjusted for exchange-rate effects, we again outperformed our benchmark index, the unweighted "Reactions" World Reinsurance Index, in the year under review. All listed reinsurers worldwide are included in this index.

All in all, then, we are in every respect highly satisfied with the year under review. We can also look to the current year with considerable confidence. During the renewals in property and casualty reinsurance as at 1 January – the date when we normally write around two-thirds of our business – it became apparent that, on balance, further slight improvements in rates and conditions could be obtained. The so-called hard market is thus by no means a thing of the past. In the few lines of property/casualty reinsurance where prices have already begun to fall, we reviewed our acceptances and as part of our systematic cycle management we selectively scaled back our premium volume and moved capital into other lines. Overall, we again anticipate a profitability in virtually all segments of property and casualty reinsurance that is good if not very good. It is our assumption that this will be sustained in further renewal negotiations as the year progresses.

We also look to the *development of our investments* with confidence in 2004. With a positive underwriting cash flow, our asset portfolios are expected to show further sizeable growth in the course of the year. Assuming normal movements on the financial markets, our net investment income should therefore improve in the year under review. This is, however, conditional upon there being no need to take significant write-downs on our securities portfolio in 2004. In this respect, the universally anticipated interest rate increase on global bond markets will have to be monitored very closely.

Overall, in the current year we again expect to surpass the very good result of the year under review. This should be made possible by another strongly favourable underwriting result in all business groups as well as higher net investment income. This forecast assumes, of course, that major losses in property and casualty reinsurance remain in line with the multi-year average and that the capital market is spared any erratic fluctuations.

It remains our conviction that our long-term success and economic independence are founded upon above-average, sustained profitability. Our actions in the current financial year will therefore be guided solely by these tried and trusted maxims, not only as regards the underwriting of risks in the various business groups and lines but also in the diversification of our business and in our capital management. In the year under review, as we had done in previous years, we also adjusted our equity base with an eye to commercial necessities: we increased our stockholders' equity through a capital increase of EUR 530 million – with minimal dilution for existing shareholders. As an additional measure, we issued further subordinated debt in the amount of EUR 750 million in February 2004. Just as important, however, was the fact that in the troubled years of 2001 and 2002 we did not suffer any erosion of our stockholders' equity. Our efficient capital management is reflected in very good ratings from the key rating agencies for our industry – namely "AA-" from Standard & Poor's and

"A" from A.M. Best. These ratings are well above the market average. We thus have access to all segments of the worldwide reinsurance market and are in a position to optimally diversify our portfolio and manage it with an eye to profit maximisation.

I would like to join my colleagues on the Executive Board of Hannover Re in thanking you most sincerely for your loyalty and your trust. As has always been and will remain our common goal, we shall strive to live up to both in the years to come by consistently enhancing the value of your company.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1) 2)] Hannover Chairman	Chairman of the Executive Board Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Dr. Paul Wieandt [2)] Hof/Saale Deputy Chairman	Chairman of the Executive Board SchmidtBank AG
Herbert K. Haas [1) 2)] Burgwedel	Member of the Executive Board of Talanx AG HDI Haftpflichtverband der Deutschen Industrie V.a.G.
Karl Heinz Midunsky Munich	Corporate Vice President and Treasurer Siemens AG
Ass. jur. Otto Müller [3)] Hannover	
Bengt Pihl Mannheim (until 27 May 2003)	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	Member of the Executive Board RWE Aktiengesellschaft
Bodo Uebber Berlin (since 25 September 2003)	Deputy Member of the Executive Board DaimlerChrysler AG Chairman of the Executive Board DaimlerChrysler Services AG (since 16 December 2003)

1) Member of the Standing Commitee
2) Member of the Balance Sheet Commitee
3) Staff representative

Details of memberships of legally required supervisory boards and comparable control boards at other domestic and foreign business entreprises are contained in the individual report of Hannover Rückversicherung AG.

EXECUTIVE BOARD
of Hannover Re



Dr. Elke König

Finance and Accounting;
Asset Management;
Information Technology;
Facility Management

Dr. Wolf Becke

Life and Health markets
worldwide

Wilhelm Zeller

Chairman

Controlling, Internal Auditing;
Investor Relations, Public Relations;
Corporate Development;
Human Resources Management;
Underwriting & Actuarial
Services; Program Business

André Arrago

Property and Casualty
Treaty Reinsurance Arab,
European Romance and Latin
American countries, Northern
and Eastern Europe,
Asia and Australasia



Jürgen Gräber

Coordination of entire Non-Life Reinsurance; Property and Casualty Treaty Reinsurance North America and English-speaking Africa; Financial Reinsurance worldwide

Dr. Michael Pickel

Property and Casualty Treaty Reinsurance Germany, Austria, Switzerland and Italy; Credit, Surety & Political Risk worldwide; Group Legal Services; Run Off Solutions

Ulrich Wallin

Specialty Division (worldwide Facultative Business; worldwide Treaty and Facultative Business Marine, Aviation and Space); Property and Casualty Treaty Reinsurance Great Britain and Ireland; Retrocessions

THE HANNOVER RE SHARE

2003: Year 1 after the slump ...

Marked improvement on capital markets

2003 was a good year for the capital markets. Following three periods of heavy losses and an absolute low of 2,202 points in the first quarter, the Dax closed up again for the first time – at 3,965 points – with growth of 37.1% as at year-end. By European standards Germany was thus the frontrunner. Only the considerably smaller financial marketplace of Vienna remained within range, closing with a gain of 34.7%. The Euro-Stoxx 50, which put on 15.7%, was left trailing far behind. The performance of German second-tier stocks was also particularly noteworthy, outshining even the very strong Dax: MDax (+47.8%), TecDax (+50.9%) and SDax (+51.3%).

... and insurance stocks are also moving higher

The German insurance industry is back on an expansionary course. With capital markets recovering somewhat in the year under review, (re-)insurers were again able to invest more heavily in equities. The German Insurance Association (GDV) reported a modest increase in the average equity allocation from 7% to 8%. Particularly for reinsurers, 2003 offered an unusually profitable economic environment. This trend is also evident in the industry index CDax for insurance stocks, which closed 12.3% higher at year-end and thus recovered sharply after the previous year, despite lagging behind the aforementioned German benchmark indices. The outcome of the 2003/2004 renewal phase in property and casualty reinsurance promises a continuation of this favourable trend.

Performance of the Hannover Re share compared with standard benchmark indices since stock market listing



in %
400
350
300
250
200
150
100
0
30 November 1994
30 April 1995
30 September 1995
29 February 1996
30 July 1996
30 December 1996
30 May 1997
30 October 1997
30 March 1998
30 August 1998
30 January 1999
30 June 1999
30 November 1999
30 April 2000
30 September 2000
28 February 2001
30 July 2001
30 December 2001
30 May 2002
30 October 2002
30 March 2003
30 August 2003
30 January 2004
27 February 2004
Hannover Re share
Dax
CDax insurance stocks
MDax

The Hannover Re share profited from the very favourable market climate ...

In the course of 2003 our share, too, developed clearly favourably, putting on 14% relative to the beginning of the year to close at EUR 27.72 on 31 December 2003. Although the performance of the MDax was even better, our share thus kept pace by industry standards as reflected in the CDax for insurance stocks. A marked upswing was observed following the publication of each set of quarterly results. The capital market thus recognised our favourable, consistent earnings trend. Our share has surged particularly strongly in the current financial year after the release of our profit forecasts for 2004 and 2005, climbing to a closing price of EUR 30.70 on 11 February 2004.

We use the unweighted "Reactions" World Reinsurance Index to measure ourselves against reinsurers worldwide. Having outperformed the index at the outset of the three-year reference period, in 2001, our share fell behind the index as 2001 progressed – especially following the events of 11 September 2001. In the year under review, however, thanks to the outstanding development of our business, we were able once again to outperform the World Reinsurance Index. It is our stated aim to surpass our benchmark on a three-year moving average.

Hannover Re share moving closer to a fair valuation

The Hannover Re share in comparison with the unweighted "Reactions" World Reinsurance Index (performance in USD)



in %
140
120
100
80
60
1 January 2001
1 March 2001
1 May 2001
1 July 2001
1 September 2001
1 November 2001
1 January 2002
1 March 2002
1 May 2002
1 July 2002
1 September 2002
1 November 2002
1 January 2003
1 March 2003
1 May 2003
1 July 2003
1 September 2003
1 November 2003
1 January 2004
27 February 2004
Hannover Re share
Unweighted "Reactions" World Reinsurance Index

* *The unweighted "Reactions" World Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price, which on a three-year moving average surpasses the performance of this benchmark.*

… and offers even greater potential as capital markets stabilise

Hannover Re share still has potential in hand

The good performance of the Hannover Re share during the past stock market year reflects the company's consistent profitability. Even in 2002 the share held its ground superbly in the face of adverse market trends and displayed exceptional stability. In 2003 the Hannover Re share moved appreciably closer to a fair valuation. The latest development in February 2004 has clearly demonstrated its potential: following publication of our profit forecasts for 2004 and 2005 the upside target has been raised significantly by numerous financial analysts.

Our quantitative strategic objectives help us – based on a system of management ratios – to steer and document the sustained growth in our company's value creation. One of our strategic objectives, for example, is to increase the operating profit (EBIT) and the earnings per share by a double-digit percentage margin each year. With earnings per share of EUR 3.24 in the year under review, we have been able to achieve this goal every year since our company was first listed – with the exception of 2001 (specifically: due to the terrorist attacks in New York and Washington, D.C.).

Following the sharp price increases of the past year some indices – particularly those comprised of second-tier stocks – seem to be in need of consolidation. The average 2003 price/earnings (P/E) ratio of the MDax, to which the Hannover Re share also belongs, was 22.6. At a price of EUR 30 the Hannover Re share, on the other hand, is trading at a P/E ratio of 8.5 on the basis of the consensus profit estimate for 2005. The considerable potential still inherent in our share is also clearly demonstrated by another key ratio: a leading European brokerage house calculates the average price/book value ratio for European reinsurers at 1.8, while the Hannover Re share – priced at EUR 30 – stands at just 1.5. Most analysts therefore put the fair value of our share currently at around EUR 35.

Our Investor Relations activities: securely established on a high level

More than 50 international roadshows and investor conferences

In the financial year just-ended we again conducted a diverse range of Investor Relations activities. In order to consistently enhance the level of awareness of our share, we took various opportunities to regularly inform capital market players on an up-to-date, comprehensive basis about Hannover Re's business development and activities. We enjoyed direct contacts with international investors, private shareholders and financial analysts at investor fairs and stock forums organised by various banks and shareholder associations as well as in numerous one-on-one meetings. Around 30 financial analysts and investors visited us in Hannover in the year under review, and we presented our company at more than 50 international roadshows and investor conferences worldwide. In this context we target not only the traditional marketplaces of Frankfurt, London and New York/Boston, but also include in our action plan the other European financial centres as well as the Midwest and the West Coast of the United States, Australia and new markets, e.g. in the Arab-speaking world. In addition, we conduct international telephone conferences with analysts, investors and the business press in connection with the publication of each quarterly report as well as on special occasions. Particularly in troubled times on the stock markets, our consistent, proactive Investor Relations activities have proven their worth. An international analysts' seminar held each year also forms part of our current standard repertoire. On 25 July in Berlin we welcomed around 40 international financial analysts and investors to our International Analysts' Day, an opportunity which we used to provide information on the topics "Analysing the Hannover Re balance sheet", "Hannover Life Re" and "Advanced Solutions". This information can of course be accessed at our website www.hannover-re.com.

Last but not least, our Investor Relations webpages offer you regular updates on all our IR activities, and interested readers can consult our new "IR Online Magazine" for the latest monthly insights into developments at Hannover Re, in the reinsurance industry and on the capital markets.

In June 2003 Hannover Re decided to implement a combined capital increase for cash and a contribution in kind in order to strengthen its capital resources. This measure increased our equity base by EUR 530 million and enlarged our underwriting capacity. Consequently, in the year under review we were able to fully participate in the hard, profitable reinsurance markets and raise our level of retained premiums in this profitable business.

Following our capital increase in June 2003 the number of Hannover Re shareholders grew from more than 25,000 to around 28,000. The placement of a 20.6% shareholding with institutional investors through our parent company Talanx AG in February 2004 boosted Hannover Re's free float by a further 24.8 million shares to its current level of 48.8% of the capital stock. The proportion of the free float attributable to institutional investors (corporate entities) increased substantially to 84%. The number of Hannover Re shareholders as at 27 February 2004 stood at 32,529. Both measures had an extremely favourable effect on the liquidity of our share. The average value of the shares traded doubled after the capital increase to roughly EUR 5 million and then tripled after the reduction in the share held by Talanx to more than EUR 15 million per day.

In September Hannover Re was awarded the title "Reinsurance Company of the Year 2003" by the highly reputed UK trade journal "Reactions". The selection was made by the magazine's readership, namely the employees of insurance and reinsurance companies around the world, insurance and reinsurance brokers as well as financial analysts, rating agencies and other service providers. Among the reasons for awarding Hannover Re with the prize, "Reactions" cited the consistently high return on equity generated by the company, the relative price stability of its share and its expert capital management – not least in view of the capital increase implemented in June of the year under review.

As an additional measure, the issue of further subordinated hybrid capital (a blend of equity and debt capital) in February of the current financial year enabled Hannover Re to optimise its capital base. With this transaction we made the most of the attractive interest rate environment and repurchased the outstanding US dollar bond at a very low exchange rate.

Shareholding structure by countries (as % of free float)


Luxembourg 3%
70 other countries 4%
Switzerland 6%
Belgium 7%
USA 11%
Germany 57%
United Kingdom 12%

Hannover Re has responded to the growing importance of the German Corporate Governance Code by providing a detailed Corporate Governance section on its Investor Relations Internet pages. All information required pursuant to § 161 of the German Stock Corporation Act is published there. In addition, in the current financial year we are already fully implementing the financial reporting deadlines recommended by the Corporate Governance Code: the consolidated annual financial statements will be published within 90 days of the end of the financial year and the interim reports within 45 days of the end of the reporting period.

Shareholding structure by natural persons/ corporate entities (as % of free float)


Natural persons 16%
Corporate entities 84%

The German Corporate Governance Code also provides for variable remuneration of management based on corporate performance. We live up to this standard with our virtual stock option plan for the Group's managerial staff worldwide, a scheme which we launched as long ago as 2000.

The opinions of our analysts

We see Hannover Re as the highest quality reinsurer in our universe. It is the only company that we feel espouses disciplined cycle management and has a track record to prove it. (...) Hannover Re is the only reinsurer in our universe to have not destroyed value with its underwriting activities over the past ten years.

Brian Shea
Merrill Lynch, London
March 2004

Flexible cycle management has enabled Hannover Re to exploit the hard market in non-life reinsurance more aggressively than its competitors (...). Long-tail business was expanded disproportionately strongly, and the company practises a conservative reserving policy. It is thus likely that the fruits of the business written during the present market phase will be harvested progressively for some years to come.

Thorsten Wenzel
DZ Bank, Frankfurt
January 2004

Analyst ratings of the Hannover Re share


5
4
3
2
1
0
4.00
3.63
4.31
4.03
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
Sell
Underweight
Hold
Overweight
Buy

Hannover Re has shown itself to be the most adept reinsurer at calling the cycle in our European universe, shrinking its book in soft markets while expanding aggressively during hard markets. The current hard market has been no different, with the group again making its way up the table and becoming part of the reinsurance "big league". The group has managed to retain an IFS rating in the AA- range, superior to most of its peers, which is a tribute to the way that the group manages its stringent capital base.

Paul O'Sullivan
ABN Amro, London
January 2004

Hannover Re is taking advantage of the current hard reinsurance market to strengthen underwriting discipline (the so-called "more-from-less" programme) while at the same time taking a cautious approach to reserving, and this is now filtering through to the company's earnings via the improved combined ratio (...). Management also appears to be delivering on its promise to reduce the company's reinsurance recoverables asset by 30% by the end of 2005 (...) This, combined with the company's strong earnings performance means that Hannover Re is moving swiftly along the roadmap agreed with S&P to remove the negative outlook on its AA- rating.

Gerald Farr, Michael Huttner
J. P. Morgan, London
November 2003

Rating	Amount	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Buy	63	9	12	22	20
Overweight	10	3	7	–	–
Hold	24	7	6	4	7
Underweight	4	1	3	–	–
Sell	11	–	4	3	4
Total	112	20	32	29	31

Share information

In EUR	2003	2002	2001	2000	1999	1998
Earnings per share (diluted)	3.24	2.75	0.11	4.13	2.29	1.94
Dividend per share	0.95	0.85	–	0.77 [1]	0.68	0.65
Corporation-tax credit	–	–	–	0.36	0.29	0.08
Gross dividend	0.95	0.85	–	1.21 [2]	0.97	0.73

1) On each fully paid-up no-par-value registered share for the year 2000
2) Incl. bonus of EUR 0.08

Commercial treatment: on the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.

International Securities Identification Number (ISIN):	DE 000 840 221 5
Stock exchange ID:	Share: Investdata: HNR1 Bloomberg: HNR1 GY Reuters: HNRGn.DE HNRGn.F ADR: HVRRY
Exchange listings:	Germany Listed on all German stock exchanges and Xetra; Frankfurt and Hannover in official trading USA American Depositary Receipts (Level 1 ADR Program) OTC (over-the-counter market)
Stock class:	No-par-value registered shares
First listed:	30 November 1994
Shareholding structure as at 31 December 2003:	Talanx AG: 71.8% (since 18 February 2004: 51.2%) Free float: 28.2% (since 18 February 2004: 48.8%)
Capital measure of 12 June 2003:	Increase in common stock through a capital increase for cash against issuance of 9,716,392 new shares in conjunction with a capital increase against contribution in kind through issuance of 13,716,814 new shares to Talanx AG for shares in HDI Re (Ireland) Ltd. (with commercial effect from 1 July 2003).
Common stock as at 31 December 2003:	EUR 120,597,134.00
Number of shares as at 31 December 2003:	120,597,134 no-par-value registered shares
Market capitalisation as at 31 December 2003:	EUR 3,342.95
Highest share price on 9 December 2003:	EUR 28.30
Lowest share price on 12 March 2003:	EUR 17.47
Annual General Meeting:	2 June 2004, 10.30 a.m. Hannover Congress Centrum, Kuppelsaal Theodor-Heuss-Platz 1–3, 30175 Hannover, Germany

We are guided by three maxims from which all others are derived:

Above-average profitability: For us this means that we strive to be one of the three most profitable reinsurers worldwide in terms of return on equity and annual growth in earnings per share.

Optimal diversification: We seek to generate maximum profits with our available equity by making flexible use of capital in those business groups, regions and lines which offer the highest returns.

Economic independence: For us this means financing growth with self-generated profits and avoiding difficulties that would necessitate contributions by shareholders.

Strategic objectives

1. Profit target
   - Return on equity at least 750 basis points over and above the risk-free interest rate
   - Annual double-digit growth in
     - operating profit (EBIT)
     - earnings per share
     - operating (intrinsic) value creation (IVC)

2. Capital management
   - The target is a Standard & Poor's rating of AA (A.M. Best: A)
   - Debt before equity in order to keep capital costs as low as possible
   - Optimal use of equity substitutes (risk securitisation and retrocessions)

3. Share price
   - Price development surpassing the performance of the unweighted "Reactions" World Reinsurance Index on a moving 3-year average. This facilitates
     - a sustained increase in the value of the shareholders' investment
     - the lowest possible costs of raising equity

Earnings per share


in EUR
4
3
2
1
0
0.57
0.63
0.81
0.89
0.92
1.01
1.04
1.15
1.94
2.14
2.29
2.35
4.13
2.37
0.11
2.61
2.75
3.03
3.24
1994[1]
1995[1]
1996[1]
1997[1]
1998[2]
1999[2]
2000[2]
2001[2]
2002[2]
2003[3]
Target
Actual

[1] *DVFA-calculation method (without adjustment for amortisation of goodwill)*
[2] *Earnings per share calculated in accordance with US GAAP (stock split of 15 July 2002 in ratio of 3 for 1 taken into account for all figures)*
[3] *Commercial treatment: on the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.*

Strategic principles

4. Investments
   - Priority attached to investments aimed at achieving an optimally diversified portfolio

5. Growth
   - Organic growth before acquisitions
   - Acquisitions only when they offer more than volume growth

6. Invested assets
   - Generation of an optimal profit contribution in the light of risk/return considerations
   - Ongoing dynamic financial analysis for the purposes of optimal asset/liability management

7. Organisation and infrastructure
   - An effective and efficient organisation oriented towards our business processes
   - Investment priority for information management as an increasingly significant competitive factor
   - Accounting systems that satisfy internal and external reporting requirements and support our business processes

8. Human resources policy
   - Attractive jobs for ambitious, performance-minded employees who identify with our corporate objectives
   - Constant improvement of qualifications and motivation
   - Fostering of entrepreneurial thinking by delegating tasks, authorities and responsibility wherever possible

9. Risk management
   - Ongoing monitoring of all risks that could jeopardise the continued existence of the Group or individual parts thereof

Strategic fields of action

10. Performance Excellence
    - Constant improvements in leadership, the definition and communication of business policy, the quality of employees and in the management of resources and processes
    - Attainment of optimal performance levels as regards both satisfaction among staff and clients and the business results

After-tax return on equity



in %
20
15
10
5
0
14.8
18.5
14.3
16.4
13.9
15.8
13.5
16
13.0
17.1
13.5
26.0
12.6
0.7
12.3
15.7
12.2
17.1
1995¹
1996¹
1997¹
1998²
1999²
2000²
2001²
2002²
2003³
Minimum
Actual

¹⁾ HGB-Basis
²⁾ Based on US GAAP
Target: 750 basis points in excess of the average five-year yield on 10-year government bonds
³⁾ Commercial treatment: on the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.

"AS-IF-POOLING"
accounting method

As part of our capital increase on 12 June 2003 our majority shareholder Talanx AG transferred its shares in Hannover Reinsurance (Dublin) Ltd. – formerly HDI Reinsurance (Ireland) Ltd. – to the Hannover Re Group effective 1 July 2003 as a contribution in kind against issuance of 13,716,814 new shares valued at EUR 310 million.

Application of the "as-if-pooling" method a consequence of the capital increase (contribution in kind)

The effective commercial date of this transaction (1 July 2003) was deemed determinative for the first-time consolidation of the transferred company. It was therefore consolidated for the first time in the quarterly financial statements as at 30 September 2003 with effect from 1 July 2003. This accounting treatment was agreed with our auditors within the regular review of the consolidated financial statements for the third quarter.

As the year progressed, however, it became clear that under US GAAP the "as-if-pooling" accounting method would have to be applied to this transaction since Talanx AG – as the ultimate parent company of Hannover Re and Hannover Reinsurance (Dublin) Ltd. – formally exercised "common control" over both companies.

"As-if-pooling" is a US GAAP specialty (SFAS 141 App. D 11–18) applicable only to transactions between companies that are under common control. The most important implication is that Hannover Reinsurance (Dublin) Ltd. must be treated as if it had been part of the Hannover Re Group since the beginning of the financial year in which the transaction occurred. The disclosure for the previous year has to be adjusted according to this modified treatment – in other words, Hannover Reinsurance (Dublin) Ltd. must also be included here in order to ensure that the figures for the various accounting periods can be compared. Since the "as-if-pooling" method constitutes the formal implementation of the US GAAP standard, the certificate issued by our auditors is based upon these figures. In this context we would like to refer the reader to our comments in the notes to the financial statements contained in this annual report.

From the company's perspective, however, the "as-if-pooling" method does not realistically reflect the economic situation of the Hannover Re Group in the year under review or the previous period. It means that parts of the capital increase received by the parent company (Hannover Re) as at 1 July 2003 have to be shown not as stockholders' equity but as profit. In our opinion, this distorts the representation of our company's performance.

In the light of these considerations, we are publishing the "as-if-pooling" figures pro forma in the consolidated financial statements and notes. However, the previous year is discussed in the management report solely with reference to the historically published figures, while the year under review is described on the basis of the figures that include Hannover Reinsurance (Dublin) Ltd. in the Group at book values as at 1 July 2003. In our assessment, this is the best way to reflect the economic reality of the transaction. What is more, it is also in line with the quarterly financial statements released to date and the published earnings forecasts.

Consequences of the "as-if-pooling" accounting method for the Hannover Re Group's statement of income and stockholders' equity

	1.1.–31.12.2003		
Figures in EUR million	Commercial treatment	US GAAP „as-if-pooling"-method	Difference
Statement of income			
Gross written premiums	11 342.9	11 588.1	245.2
Net premiums earned	8 155.6	8 256.4	100.8
Operating profit (EBIT)	732.1	803.2	71.1
Net income	354.8	418.3	63.5
Earnings per share in EUR	3.24	3.60	0.36
Stockholders' equity			
Common stock	120.6	120.6	–
Additional paid-in capital	764.2	724.6	(39.6)
Other comprehensive income	(217.6)	(202.8)	14.8
Retained earnings	1 737.5	1 762.3	24.8
Total stockholders' equity	2 404.7	2 404.7	–

THE HANNOVER RE GROUP

Our global presence



Europe

Hannover Rückversicherung AG
Hannover, Germany

E+S Rückversicherungs-AG
Hannover, Germany
(55.8%)

North America

Hannover Rückversicherung AG
Canadian Branch - Chief Agency
Toronto, Canada

Hannover Rückversicherung AG
Canadian Branch - Facultative Office
Toronto, Canada

Clarendon Insurance
Group, Inc.
New York, USA
(100.0%)

Insurance Corporation
of Hannover
Itasca/Chicago, USA

Hannover Re
Advanced Solutions
US Representative Office
Itasca/Chicago, USA

Hannover Life Reassurance
Company of America
Orlando, USA
(100.0%)

Hannover Re (Bermuda) Ltd.
Hamilton, Bermuda
(100.0%)

Hannover Services
(México) S.A. de C.V.
Mexico-City, Mexico
(100.0%)

Africa

Hannover Life
Reassurance Africa Limited
Johannesburg, South Africa
(100.0%)

Hannover Reinsurance
Africa Limited
Johannesburg, South Africa
(100.0%)

%-figures = participation

E+S Reinsurance (Ireland) Ltd.
Dublin, Ireland
(55.78%)

Hannover Life Reassurance (Ireland) Limited
Dublin, Ireland
(100.0%)

Hannover Reinsurance (Dublin) Ltd.
Dublin, Ireland
(100.0%)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Ireland
(100.0%)

Hannover Re Advanced Solutions Limited
Dublin, Ireland
(85.26%)

International Insurance Company of Hannover Ltd.
Virginia Water/London,
Great Britain
(100.0%)

Hannover Services (UK) Ltd.
Virginia Water/London,
Great Britain
(100.0%)

Hannover Life Reassurance (UK) Limited
Virginia Water/London,
Great Britain
(100.0%)

Hannover Rückversicherung AG Stockholm Branch
Stockholm, Sweden

International Insurance Company of Hannover Ltd. Scandinavian Branch
Stockholm, Sweden

Hannover Re Gestion de Réassurance France S.A.
Paris, France
(100.0%)

Hannover Re Services Italy Srl
Mailand, Italy
(99.6%)

HR Hannover Re, Correduría de Reaseguros, S.A.
Madrid, Spain
(100.0%)



Asia

Hannover Rückversicherung AG Seoul Representative Office
Seoul, Korea

Hannover Re Services Japan KK
Tokyo, Japan
(100.0%)

Hannover Rückversicherung AG Shanghai Representative Office
Shanghai, China

Hannover Rückversicherung AG Taipei Representative Office
Taipei, Taiwan

Hannover Rückversicherung AG Hong Kong Branch
Hong Kong, China

Hannover Rückversicherung AG Malaysian Branch
Kuala Lumpur, Malaysia

Australia

Hannover Rückversicherung AG Australian Branch - Chief Agency
Sydney, Australia

Hannover Life Re of Australasia Ltd
Sydney, Australia
(77.89%)

CONSOLIDATED BALANCE SHEET
as at 31 December 2003

Figures in EUR thousand		2003	2002	2003	2002
Assets	Notes	Commercial treatment		US GAAP "As-if-pooling" method*	
Fixed-income securities – held to maturity	5.1	498 695	356 333	498 695	356 333
Fixed-income securities – available for sale	5.1	11 119 567	9 140 755	11 119 567	9 414 098
Equity securities – available for sale	5.1	925 595	717 745	925 595	722 754
Equity securities – trading	5.1	2 402	5 493	2 402	5 493
Real estate	5.1	230 591	265 858	230 591	265 858
Other invested assets	5.1	633 885	676 563	633 885	676 563
Short-term investments	5.1	569 592	874 027	569 592	982 416
Total investments without cash		13 980 327	12 036 774	13 980 327	12 423 515
Cash		386 134	671 866	386 134	672 844
Total investments and cash		14 366 461	12 708 640	14 366 461	13 096 359
Prepaid reinsurance premiums	5.2	566 920	739 487	566 920	743 398
Reinsurance recoverables on benefit reserve	5.2	206 717	489 784	206 717	489 784
Reinsurance recoverables on unpaid claims	5.2	4 396 564	6 179 896	4 396 564	6 181 645
Reinsurance recoverables on other reserves	5.2	41 528	41 902	41 528	41 902
Deferred acquisition costs	5.2	1 690 806	1 321 961	1 690 806	1 428 044
Accounts receivable		3 402 908	3 809 631	3 402 908	3 799 913
Funds held by ceding companies		7 664 683	7 597 206	7 664 683	8 359 107
Goodwill	5.4	203 619	233 883	203 619	233 883
Other assets	5.13	248 585	280 893	248 585	283 202
Accrued interest and rent		185 953	175 688	185 953	183 686
		32 974 744	33 578 971	32 974 744	34 840 923

** On the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.*

Figures in EUR thousand		2003	2002	2003	2002
Liabilities	Notes	Commercial treatment		US GAAP "As-if-pooling" method*	
Loss and loss adjustment expense reserve	5.2	18 703 170	18 836 651	18 703 170	19 919 830
Policy benefits for life and health contracts	5.2	4 001 148	4 136 701	4 001 148	4 136 701
Unearned premium reserve	5.2	2 126 894	2 411 591	2 126 894	2 418 243
Provisions for contingent commission	5.2	130 265	143 120	130 265	145 300
Other technical provisions	5.2	9 089	7 870	9 089	7 870
Reinsurance payable		1 396 215	1 936 514	1 396 215	1 978 709
Funds held under reinsurance treaties		1 080 491	1 630 200	1 080 491	1 633 080
Contract deposits		474 526	184 884	474 526	184 884
Minorities	5.9	491 836	400 426	491 836	400 233
Other liabilities	5.13	365 095	480 540	365 095	481 509
Taxes	5.5	137 583	110 311	137 583	110 311
Provision for deferred taxes	5.5	869 857	742 078	869 857	741 983
Notes payable	5.8	666 328	698 792	666 328	698 792
Surplus debenture	5.8	117 597	119 831	117 597	119 831
Total liabilities		30 570 094	31 839 509	30 570 094	32 977 276
Stockholders' equity					
Common stock	5.9	120 597	97 164	120 597	110 881
Nominal value 120 597 Authorised capital 25 067					
Additional paid-in capital		764 199	374 451	724 562	514 688
Cumulative comprehensive income					
Unrealised appreciation/depreciation of investments, net of deferred taxes		157 569	43 127	160 862	43 930
Cumulative foreign currency conversion adjustment, net of deferred taxes		(352 502)	(100 276)	(340 938)	(92 086)
Other changes in cumulative comprehensive income	5.10	(22 685)	(54 295)	(22 685)	(54 295)
Total comprehensive income		(217 618)	(111 444)	(202 761)	(102 451)
Retained earnings					
Beginning of period		1 379 291	1 243 334	1 340 529	1 254 731
Net income		354 779	267 172	418 321	243 113
Dividend paid		(82 591)	–	(82 591)	(26 100)
Other changes		85 993	(131 215)	85 993	(131 215)
		1 737 472	1 379 291	1 762 252	1 340 529
Total stockholders' equity		2 404 650	1 739 462	2 404 650	1 863 647
		32 974 744	33 578 971	32 974 744	34 840 923

CONSOLIDATED STATEMENT OF INCOME
for the 2003 financial year

Figures in EUR thousand	Notes	2003	2002	2003	2002
		Commercial treatment		US GAAP "As-if-pooling" method*	
		1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	
Gross written premiums		11 342 857	12 463 227	11 588 058	12 766 069
Ceded written premiums		3 183 503	4 328 181	3 220 301	4 346 764
Change in gross unearned premiums		(345)	(410 963)	(121 563)	(412 480)
Change in ceded unearned premiums		(3 421)	(35 848)	10 206	(31 936)
Net premiums earned		8 155 588	7 688 235	8 256 400	7 974 889
Ordinary investment income	5.1	1 093 987	1 119 629	1 138 371	1 184 784
Realised gains on investments	5.1	255 330	201 907	255 330	202 151
Realised losses on investments	5.1	114 558	108 554	114 875	108 559
Unrealised gains and losses on investments	5.1	8 517	(7 090)	8 517	(7 090)
Other investment expenses/depreciations	5.1	171 790	277 542	171 855	386 167
Net investment income	5.1	1 071 486	928 350	1 115 488	885 119
Other technical income		8 227	21 475	8 227	21 481
Total revenues		9 235 301	8 638 060	9 380 115	8 881 489
Claims and claims expenses	5.2	6 671 694	5 988 555	6 727 735	6 232 972
Change in policy benefits for life and health contracts	5.2	297 797	574 123	297 797	574 123
Commission and brokerage	5.2	1 118 484	1 039 969	1 133 853	1 063 439
Other acquisition costs	5.2	2 912	35 911	3 413	36 612
Other technical expenses		95 438	123 495	95 438	123 495
Administrative expenses		212 062	258 767	212 236	258 767
Total technical expenses		8 398 387	8 020 820	8 470 472	8 289 408
Other income and expenses	5.15	(104 785)	(146 318)	(106 480)	(146 833)
Operating profit/loss (EBIT)		732 129	470 922	803 163	445 248
Interest on hybrid capital		54 793	57 548	54 793	57 548
Net income before taxes		677 336	413 374	748 370	387 700
Taxes	5.5	266 569	131 197	274 061	129 514
Minority interest		(55 988)	(15 005)	(55 988)	(15 073)
Net income		354 779	267 172	418 321	243 113

** On the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.*

Figures in EUR thousand	Notes	2003	2002	2003	2002
		Commercial treatment		US GAAP "As-if-pooling" method*	
		1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	
Other comprehensive income	5.10				
Net unrealised appreciation/depreciation of investments		114 442	11 963	116 932	12 795
Cumulative foreign currency conversion adjustments		(252 226)	(42 084)	(248 852)	(32 759)
Other comprehensive income		31 610	(38 402)	31 610	(38 402)
Gesamt		248 605	198 649	318 011	184 747

Earnings per share	5.12				
Earnings per share in EUR		3.24	2.75	3.60	2.19

CASH FLOW STATEMENT
for the 2003 financial year

Figures in EUR thousand	2003	2002	2003	2002
	Commercial treatment		US GAAP "As-if-pooling" method*	
	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	
I. Cash flow from operating activities				
Consolidated net income (after tax)	354 779	267 172	418 321	243 113
Appreciation/depreciation	139 476	248 759	139 476	248 759
Net realised gains and losses on investments	(140 772)	(93 354)	(140 455)	(93 592)
Amortisation of investments	6 682	(5 296)	7 014	3 520
Minority interest	55 988	15 005	55 988	15 073
Changes in funds held	(629 214)	(1 374 919)	(739 175)	(1 514 522)
Changes in prepaid reinsurance premiums (net)	(25 002)	429 632	93 097	427 237
Changes in tax assets/provisions for taxes	206 461	55 681	213 954	50 155
Changes in benefit reserves (net)	501 944	532 739	501 944	532 739
Changes in claims reserves (net)	2 120 995	2 002 234	2 125 305	2 183 999
Changes in deferred acquisition costs	(305 194)	(208 275)	(358 144)	(313 069)
Changes in other technical provisions	(14 187)	55 790	(14 197)	57 055
Changes in clearing balances	(397 085)	(305 019)	(459 867)	(331 919)
Changes in other assets and liabilities (net)	(30 865)	(4 856)	(27 388)	(1 554)
Cash flow from operating activities	1 844 006	1 615 293	1 815 873	1 506 994
II. Cash flow from investing activities				
Fixed income securities – held to maturity				
Maturities	30 946	8 449	30 946	8 449
Purchases	(147 044)	(124 606)	(147 044)	(124 606)
Fixed income securities – available for sale				
Maturities, sales	5 233 955	4 941 360	5 405 279	5 247 903
Purchases	(7 975 451)	(6 020 990)	(8 010 692)	(6 100 584)
Equity securities – available for sale				
Sales	540 400	100 719	540 400	100 719
Purchases	(706 541)	(288 255)	(706 541)	(293 599)
Other invested assets				
Sales	48 279	19 397	48 279	19 397
Purchases	(48 331)	(138 497)	(48 331)	(138 497)
Affiliated companies and participating interests				
Sales	9 214	9 273	9 214	9 273
Acquisitions	(20 886)	(29 298)	(20 886)	(29 298)
Real estate				
Sales	609	28 372	609	28 372
Acquisitions	(764)	(2 536)	(764)	(2 536)
Short-term investments				
Changes	420 484	(239 162)	323 221	(330 536)
Other changes (net)	(25 256)	(67 844)	(25 506)	(67 844)
Cash flow from investing activities	(2 640 386)	(1 803 618)	(2 601 816)	(1 673 387)

** On the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.*

Figures in EUR thousand	2003	2002	2003	2002
	Commercial treatment		US GAAP "As-if-pooling" method*	
	1.1.–31.12.	1.1.–31.12.	1.1.–31.12.	
III. Cash flow from financing activities				
Inflows from capital increases	219 590	–	219 590	–
Inflow from capital increase through contribution in kind	11 402	–	–	–
Net changes in contract deposits	294 123	(65 267)	294 123	(65 267)
Dividend paid	(82 591)	–	(82 591)	(26 100)
Changes in notes payable	30 087	(33 797)	30 087	(33 797)
Other changes	(11 010)	63 971	(11 010)	63 971
Cash flow from financing activities	461 601	(35 093)	450 199	(61 193)
IV. Exchange rate differences on cash	49 047	64 625	49 034	64 614
Change in cash and cash equivalents (I.+II.+III.+IV.)	(285 732)	(158 793)	(286 710)	(162 972)
Cash and cash equivalents at the beginning of the period	671 866	830 659	672 844	835 816
Change in cash and cash equivalents according *to cash flow statement*	(285 732)	(158 793)	(286 710)	(162 972)
Cash and cash equivalents at the end of the period	386 134	671 866	386 134	672 844
Income taxes	(43 982)	(29 233)	(43 982)	(25 853)
Interest paid	(48 673)	(107 039)	(48 673)	(107 039)

SEGMENTAL REPORT
as at 31 December 2003

In the following table we have allocated the underwriting assets and liabilities as at 31 December 2003 and 2002 to our business segments after eliminating intergroup transactions across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance			Life/health reinsurance		
	2003*	2002		2003*	2002	
		Commercial treatment	US GAAP "As-if-pooling" method**		Commercial treatment	US GAAP "As-if-pooling" method**
Assets						
Prepaid reinsurance premiums	99 122	94 365	94 365	2 555	1 523	1 523
Deferred acquisition costs (net)	197 078	250 988	250 988	1 344 206	963 961	963 961
Reinsurance recoverables on benefit reserves	–	–	–	206 717	489 784	489 784
Reinsurance recoverables on incurred claims and others	1 817 976	3 073 835	3 073 835	96 379	112 513	112 513
Funds held by ceding companies	176 330	252 479	252 479	3 257 988	3 329 560	3 329 560
Total underwriting assets	2 290 506	3 671 667	3 671 667	4 907 845	4 897 341	4 897 341
Liabilities						
Loss and loss adjustment expense reserve	8 396 999	8 954 985	8 954 985	929 396	934 142	934 142
Policy benefits for life and health contracts	–	–	–	4 001 148	4 136 701	4 136 701
Unearned premium reserve	939 942	1 124 308	1 124 308	21 868	21 522	21 522
Other technical provisions	93 987	110 872	110 872	24 002	20 437	20 437
Funds held under reinsurance treaties	559 333	986 831	986 831	216 185	343 819	343 819
Total underwriting liabilities	9 990 261	11 176 996	11 176 996	5 192 599	5 456 621	5 456 621

* *The figures for the commercial treatment and under the US GAAP "as-if-pooling" method are identical.*
** *On the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.*

Financial reinsurance			Program business			Total		
2003*	2002		2003*	2002		2003*	2002	
	Commercial treatment	US GAAP "As-if-pooling" method**		Commercial treatment	US GAAP "As-if-pooling" method**		Commercial treatment	US GAAP "As-if-pooling" method**
2 042	86	3 997	463 201	643 513	643 513	566 920	739 487	743 398
44 780	25 604	131 687	104 742	81 408	81 408	1 690 806	1 321 961	1 428 044
–	–	–	–	–	–	206 717	489 784	489 784
506 510	632 218	633 967	2 017 227	2 403 232	2 403 232	4 438 092	6 221 798	6 223 547
4 216 479	4 012 475	4 774 376	13 886	2 692	2 692	7 664 683	7 597 206	8 359 107
4 769 811	4 670 383	5 544 027	2 599 056	3 130 845	3 130 845	14 567 218	16 370 236	17 243 880
6 192 954	5 544 198	6 627 377	3 183 821	3 403 326	3 403 326	18 703 170	18 836 651	19 919 830
–	–	–	–	–	–	4 001 148	4 136 701	4 136 701
165 518	103 913	110 565	999 566	1 161 848	1 161 848	2 126 894	2 411 591	2 418 243
18 851	19 681	21 861	2 514	–	–	139 354	150 990	153 170
20 734	24 164	27 044	284 239	275 386	275 386	1 080 491	1 630 200	1 633 080
6 398 057	5 691 956	6 786 847	4 470 140	4 840 560	4 840 560	26 051 057	27 166 133	28 261 024

SEGMENTAL REPORT
as at 31 December 2003

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance				Life/health reinsurance			
	2003	2002	2003	2002	2003	2002	2003	2002
	Commercial treatment		US GAAP "As-if-pooling" method*		Commercial treatment		US GAAP "As-if-pooling" method*	
Gross written premiums	4 787 119	6 020 029	4 787 119	6 020 029	2 276 319	2 471 500	2 276 319	2 471 500
Net premiums earned	3 499 993	3 502 073	3 499 993	3 502 073	1 936 309	2 142 270	1 936 309	2 142 270
Claims and claims expenses	2 976 907	2 722 079	2 976 907	2 722 079	1 270 385	1 218 683	1 270 385	1 218 683
Change in policy benefits for life and health contracts	–	–	–	–	(297 797)	(574 123)	(297 797)	(574 123)
Commission and brokerage and other technical expenses	285 862	543 154	285 862	543 154	427 836	478 322	427 836	478 322
Investment income	393 411	255 860	393 411	255 860	179 393	268 424	179 393	268 424
Administrative expenses	96 099	106 042	96 099	106 042	44 918	56 625	44 918	56 625
Other income and expenses	(68 686)	(81 080)	(68 686)	(81 080)	(13 766)	(34 464)	(13 766)	(34 464)
Operating profit/loss (EBIT)	465 850	305 578	465 850	305 578	61 000	48 477	61 000	48 477
Interest on hybrid capital	37 781	40 866	37 781	40 866	4 834	6 575	4 834	6 575
Net income before taxes	428 069	264 712	428 069	264 712	56 166	41 902	56 166	41 902
Taxes	215 281	97 642	215 281	97 642	10 410	9 755	10 410	9 755
Minority interest	(45 822)	(12 931)	(45 822)	(12 931)	798	(2 150)	798	(2 150)
Net income	166 966	154 139	166 966	154 139	46 554	29 997	46 554	29 997

** On the need to apply the "as-if-pooling" method under US GAAP cf. p. 16 et seq.*

Financial reinsurance				Program business				Total			
2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Commercial treatment		US GAAP "As-if-pooling" method*		Commercial treatment		US GAAP "As-if-pooling" method*		Commercial treatment		US GAAP "As-if-pooling" method*	
1 632 672	1 242 611	1 877 873	1 545 453	2 646 747	2 729 087	2 646 747	2 729 087	11 342 857	12 463 227	11 588 058	12 766 069
1 563 431	1 210 956	1 664 243	1 497 610	1 155 855	832 936	1 155 855	832 936	8 155 588	7 688 235	8 256 400	7 974 889
1 610 246	1 380 973	1 666 287	1 625 390	814 156	666 820	814 156	666 820	6 671 694	5 988 555	6 727 735	6 232 972
–	–	–	–	–	–	–	–	(297 797)	(574 123)	(297 797)	(574 123)
241 245	132 924	257 115	157 089	253 664	23 500	253 664	23 500	1 208 607	1 177 900	1 224 477	1 202 065
438 311	357 194	482 313	313 963	60 371	46 872	60 371	46 872	1 071 486	928 350	1 115 488	885 119
3 041	5 393	3 215	5 393	68 004	90 707	68 004	90 707	212 062	258 767	212 236	258 767
984	(1 034)	(711)	(1 549)	(23 317)	(29 740)	(23 317)	(29 740)	(104 785)	(146 318)	(106 480)	(146 833)
148 194	47 826	219 228	22 152	57 085	69 041	57 085	69 041	732 129	470 922	803 163	445 248
4 451	3 716	4 451	3 716	7 727	6 391	7 727	6 391	54 793	57 548	54 793	57 548
143 743	44 110	214 777	18 436	49 358	62 650	49 358	62 650	677 336	413 374	748 370	387 700
33 717	4 323	41 209	2 640	7 161	19 477	7 161	19 477	266 569	131 197	274 061	129 514
(10 964)	(92)	(10 964)	(160)	–	168	–	168	(55 988)	(15 005)	(55 988)	(15 073)
99 062	39 695	162 604	15 636	42 197	43 341	42 197	43 341	354 779	267 172	418 321	243 113

Contents

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i et seq. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. Under § 291 Para. 3 No. 1 of the German Commercial Code (HGB), amended version, the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

SFAS 141 "Business Combinations" Para. 11 in conjunction with Appendix D 11 to 18 sets out standards governing the accounting of transfer transactions between entities under common control. This Statement requires that the assets and liabilities of the transferred entity be carried over with the book values at the transferring parent company. The consolidated financial statement of the acquiring entity is to be drawn up as if the transferred entity had already been part of the consolidated group since the commencement of the financial year. The comparative figures presented for previous reporting periods must also be adjusted according to this treatment. The consolidated financial statement was drawn up in accordance with these requirements, which we refer to in their entirety as the "as-if pooling" method, and supplemented with certain additional information (cf., p. 16 f. as well as sections 3 and 4 of these Notes). All figures provided in the Notes are based upon application of the "as-if pooling" method.

In April 2003 the Derivative Implementation Group (DIG) of the FASB issued SFAS 133 Implementation Issue No. B 36 "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B 36). The Statement defines standards for the accounting of "Modified Coinsurance" (Modco) and "Coinsurance With Funds Withheld" (CWFW) reinsurance contracts. It states that such contracts contain embedded derivatives that must be accounted separately from the underlying reinsurance arrangements at fair value. The changes in fair value between two accounting dates are to be recognised in the statement of income. SFAS 133 DIG B 36 was to be applied for the first time on 1 October 2003.

Hannover Re has applied these standards since the above date. The requirement affected a small number of contracts in life and health reinsurance. The application of DIG B 36 had no significant impact on the consolidated financial statement in the 2003 financial year. For further details the reader is referred to section 7.4 "Derivative financial instruments".

In the same month the FASB published SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 supplements the relevant accounting standards set out in SFAS 133, insofar as such derivative instruments and hedging activities were not already covered by the rules published by the Derivative Implementation Group. This standard is applicable to all contracts concluded or modified after 30 June 2003.

In December 2003 the FASB issued FASB Interpretation No. 46 (FIN 46) (revised December 2003) "Consolidation of Variable Interest Entities" (FIN 46R), clarifying the consolidation of so-called "variable interest entities". The Standard sets out how an entity must analyse whether it controls another entity through means other than majority voting rights and hence whether it must consolidate the said other entity. The revised Interpretation supersedes FIN 46 "Consolidation of Variable Interest Entities", which was published in January 2003.

Hannover Re has applied the standards of FIN 46R to special purpose entities with effect from 31 December 2003. More detailed explanations are provided in section 5.1 on the securitisation of reinsurance risks. Hannover Re is currently reviewing the implications of FIN 46R for relations with companies that do not constitute special purpose entities.

In May 2003 the FASB published SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Standard governs the accounting treatment of certain financial instruments that issuers have hitherto classified as equity. SFAS 150 requires that certain stand-alone financial instruments with characteristics of both liabilities and equity be classified as liabilities. In most cases, the corresponding changes in fair value are to be recognised in the statement of income. The Standard may influence certain repurchase transactions involving equities as well as management ratios and key balance sheet figures.

The application of SFAS 150 did not have any impact on the consolidated financial statement in the 2003 financial year.

In March 2003 the EITF reached a consensus on the outstanding items of EITF 02-9 "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold". EITF 02-9 requires that financial assets previously accounted by the transferor as sold be recognised at fair value insofar as it has regained control of such financial assets. The accounting treatment is the same as would be applied in the event of repurchase by the transferor. At the same time, the transferor must recognise a corresponding liability to the acquiror. In the event of a regaining of control the transferor may not realise any gains or losses. No bad debt provisions may be established for receivables as at the date when control is regained. The rules are to be applied from April 2003 onwards to all changes through which the transferor regains control over previously sold financial assets.

The implementation of the standards did not have any impact on the consolidated financial statement in the 2003 financial year.

In November 2002 the FASB published FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness to Others – an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". The Interpretation clarifies the disclosures to be made by a guarantor in its financial statements with respect to obligations under guarantees that it issues. In addition, FIN 45 requires that at the time when a company issues a guarantee it must recognise an initial liability for the fair value of the obligations it assumes under the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after 15 December 2002 (the reader is referred here to our remarks in section 7.2 "Contingent liabilities"). The recognition provisions apply to guarantees and contingent liabilities entered into after 31 December 2002. They do not apply to guarantees given with a group of companies or by a group company to third parties on behalf of another group company.

The application of this Standard did not have any significant impact on the consolidated financial statement.

In July 2002 SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" was published. This Statement requires that costs associated with exit or disposal activities be recognised as liabilities when the costs are incurred, provided the fair value can be reasonably measured. It had previously been the case that such liabilities could be recognised at the date of an entity's commitment to a restructuring plan. SFAS 146 is to be applied to exit and disposal activities initiated after 31 December 2002.

The application of the Standard did not have any significant impact on the consolidated financial statement in the 2003 financial year.

All Statements of Financial Accounting Standards (SFAS) issued by the FASB on or before 31 December 2003 with binding effect for the 2003 financial year have been observed in the consolidated financial statement.

The declaration of conformity required pursuant to § 161 German Stock Corporation Act (AktG) regarding compliance with the German Corporate Governance Code has been submitted and made available to the stockholders.

In the consolidated financial statement and the individual companies' financial statements it is to some extent necessary to make estimates and assumptions which affect the assets and liabilities shown in the balance sheet and the disclosure of income and expenses during the reporting period. The actual amounts may diverge from the estimated amounts..

2. Accounting principles including reporting and valuation methods

The annual financial statements included in the consolidated financial statement were for the most part drawn up as at 31 December. There is no requirement to compile interim accounts pursuant to ARB 51 Para. 4 for Group companies with diverging reporting dates because their closing dates are no earlier than three months prior to the closing date for the consolidated financial statement.

The annual financial statements of all companies were initially drawn up in compliance with the provisions of the respective national laws and then transformed to US GAAP in accordance with standard Group accounting and valuation rules.

3. Consolidated companies and consolidation principles

Consolidated companies

Hannover Re is the parent company of the Group. The consolidated financial statement includes nine German and seventeen foreign companies, as well as three foreign consolidated entities. Three German and three foreign companies were consolidated using the equity basis of accounting.

In the financial year HEPEP II Holding GmbH, HEPEP III Holding GmbH and HAPEP II Holding GmbH, all based in Hannover/Germany, were consolidated for the first time. The interests in these companies were held by Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover Euro Private Equity Partners III GmbH & Co. KG and Hannover America Private Equity Partners II GmbH & Co. KG, which were also included in the consolidated financial statement. The object of the companies is to build, hold and manage selected portfolios of assets.

Oval Office Grundstücks GmbH, Hannover/Germany, was also consolidated for the first time in the financial year. The object of the company is to purchase, manage and sell real estate. HDI Privat Versicherung AG and Hannover Re each hold interests of 50% in this company. It was consolidated using the equity basis of accounting.

As part of a capital increase against a contribution in kind, Talanx AG transferred its shares in HDI Reinsurance (Ireland) Ltd. to Hannover Re effective 1 July 2003. Further information is provided in section 4 "Major acquisitions/new establishments".

In conformity with Item 7.1.4 of the recommendations of the German Corporate Governance Code the following table also lists major participations in unconsolidated third companies.

The figures for the capital and reserves as well as the result for the last financial year are taken from the local financial statements drawn up by the companies.

Companies included in the consolidated financial statement

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %	Capital and reserves		Results for the last financial year	
Affiated companies resident in Germany					
Hannover Rück Beteiligung Verwaltungs-GmbH, Hannover/Germany	100.0	EUR	596 851	EUR	21 730
Hannover America Private Equity Partners II GmbH & Co. KG, Hannover/Germany [8]	89.0	EUR	20 990	EUR	(81)
HAPEP II Holding GMBH, Hannover/Germany [8]	89.0	EUR	19 012	EUR	(186)
Hannover Euro Private Equity Partners III GmbH & Co. KG, Hannover/Germany [8]	77.9	EUR	4 191	EUR	(24)
HEPEP III Holding GmbH, Hannover/Germany [10]	77.9	EUR	2 009	EUR	-(16)
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG Grundstücksgesellschaft, Hannover/Germany	70.1	EUR	59 108	EUR	1 207
E+S Rückversicherungs-AG, Hannover/Germany [2]	55.8	EUR	459 281	EUR	39 000
Hannover Euro Private Equity Partners II GmbH & Co. KG, Hannover/Germany [8]	54.9	EUR	24 134	EUR	8
HEPEP II Holding GmbH, Hannover/Germany [8]	54.9	EUR	16 593	EUR	(9)
Affiliated companies resident abroad					
Hannover Finance (Luxembourg) S.A., Luxembourg/Luxembourg [2]	100.0	EUR	9 698	EUR	7 869
Hannover Finance (UK) Limited, Virginia Water/United Kingdom	100.0	GBP	109 352	GBP	(10)
Hannover Life Reassurance Company of America, Orlando/USA [2]	100.0	USD	84 958	USD	(1 401)
Hannover Life Reassurance (Ireland) Ltd., Dublin/Ireland	100.0	EUR	101 639	EUR	2 963
Hannover Life Reassurance (UK) Ltd., Virginia Water/United Kingdom [2]	100.0	GBP	33 074	GBP	980
Hannover Re (Bermuda) Ltd., Hamilton/Bermuda	100.0	EUR	647 472	EUR	142 961
Hannover Reinsurance (Ireland) Ltd., Dublin/Ireland	100.0	EUR	536 952	EUR	46 430
Hannover Re Sweden Insurance Company Ltd., Stockholm/Sweden [3][9]	100.0	SEK	–	SEK	723
Hannover Services (UK) Ltd., Virginia Water/United Kingdom	100.0	GBP	635	GBP	169
International Insurance Company of Hannover Ltd., Virginia Water/United Kingdom	100.0	GBP	70 970	GBP	6 365
Hannover Finance, Inc., Wilmington/USA [1]	100.0	USD	400 773	USD	8 238

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %	Capital and reserves	Results for the last financial year
Hannover Finance, Inc. compiles its own sub-group financial statement, including the following major companies in which it holds the following shares:			
Clarendon America Insurance Company, Trenton/USA	100.0	USD 179 213	USD 10 815
Clarendon National Insurance Company, Trenton/USA	100.0	USD 518 515	USD 16 956
Clarendon Select Insurance Company, Tallahassee/USA	100.0	USD 27 121	USD 3 537
Harbor Specialty Insurance Company, Trenton/USA	100.0	USD 42 028	USD 6 313
Insurance Corporation of Hannover, Chicago/USA	100.0	USD 197 044	USD 11 302
Redland Insurance Company, Council Bluffs/USA	100.0	USD 26 500	USD 2 393
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/South Africa	100.0	ZAR 343 191	ZAR (39 118)
Hannover Reinsurance Group Africa (Pty) Ltd. compiles its own sub-group financial statement, including the following major companies in which it holds the following shares:			
Compass Insurance Holdings (Pty) Ltd., Johannesburg/South Africa [3]	100.0	ZAR 12 125	ZAR 2 333
Hannover Life Reassurance Africa Ltd., Johannesburg/South Africa	100.0	ZAR 32 977	ZAR (2 195)
Hannover Reinsurance Africa Ltd., Johannesburg/South Africa	100.0	ZAR 289 992	ZAR 259
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius	100.0	MUR 39 897	MUR (101 045)
Lireas Holdings (Pty) Ltd., Johannesburg/South Africa	100.0	ZAR 9 743	ZAR (3 421)
Aviation Insurance Company Ltd., Cape Town/South Africa [5]	31.3	ZAR 21 326	ZAR 3 970
HDI Reinsurance (Ireland) Ltd., Dublin/Ireland	100.0	EUR 226 844	EUR 104 091
Hannover Re Real Estate Holdings, Inc., Orlando/USA	94.0	USD 124 787	USD 4 951
Hannover Re Real Estate Holdings, Inc. holds a sub-group including the following major companies in which it holds the following shares:			
Hannover USA Real Estate Corporation, Orlando/USA	94.0	USD 51 042	USD 1 966
Summit at Southpoint Corporation, Jacksonville/USA	94.0	USD 7 422	USD 338
Orange Avenue Corporation, Orlando/USA	94.0	USD 204	USD (41)
WRH Offshore High Yield Partners, L.P., Wilmington/USA [1]	86.7	USD 48 828	USD 2 996
Penates A, Ltd., Tortola/British Virgin Islands [1]	86.1	USD 92 243	USD 3 386

Name and registered office of the company (Figures in currency units of 1 000)	Participation in %	Capital and reserves		Results for the last financial year	
Hannover Re Advanced Solutions Ltd., Dublin/Ireland [1]	85.3	EUR	797	EUR	218
Hannover Life Re of Australasia Ltd., Sydney/Australia	77.9	AUD	177 160	AUD	13 940
E+S Reinsurance (Ireland) Ltd., Dublin/Ireland	55.8	EUR	157 643	EUR	12 994
Associated companies resident in Germany					
Oval Office Grundstücks GmbH, Hannover/Germany	50.0	EUR	29 903	EUR	(24)
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Germany	39.0	EUR	70 350	EUR	25 442
HANNOVER Finanz GmbH Beteiligungen und Kapitalanlagen, Hannover/Germany [3]	25.0	EUR	106 971	EUR	37 543
Associated companies resident abroad					
ITAS Assicurazioni S.p.A., Triento/Italy	43.7	EUR	54 197	EUR	4 786
ITAS Vita S.p.A., Triento/Italy	34.9	EUR	52 410	EUR	2 087
WPG Corporate Development Associates IV (Overseas), L.L.C., Grand Cayman/Cayman Islands	26.8	USD	2 379	USD	(12)
Participations in Germany					
JM Management Consulting GmbH, Hannover/Germany [3]	74.0	EUR	47	EUR	(3)
Willy Vogel Beteiligungs GmbH, Hannover/Germany [3]	15.0	EUR	70 061	EUR	14 612
Internationale Schule Hannover Region, Hannover/Germany [6]	11.1	EUR	570	EUR	112
Participations abroad					
Mediterranean Re, PLC, Dublin/Ireland [2]	33.3	USD	3 927	USD	268
Special Risk Insurance and Reinsurance Luxemburg S.A., Luxembourg/Luxembourg [3]	18.2	EUR	291 230	EUR	(8 770)
HI Holdings, Inc., Honolulu, Hawaii [4] [7]	16.3	USD	17 348	USD	2 235
Inter Ocean Holdings Ltd., Hamilton/Bermuda [4]	10.0	USD	74 297	USD	2 451
Acte Vie S.A. Compagnie d' Assurances sur la Vie et de Capitalisation, Strasbourg/France [3]	9.4	EUR	6 914	EUR	8
Bulstrad Life Insurance, Sofia, Bulgaria	9.1	BGN	5 707	BGN	286

[1] Figures as per US GAAP
[2] Provisional (unaudited) figures
[3] Financial year as at 31 December 2002
[4] Consolidated figures
[5] Financial year from 1 November 2001 to 31 October 2002
[6] Financial year as at 31 July 2003
[7] Voting shares: 16.26%
[8] Financial year as at 30 September 2003
[9] Inactive company
[10] Financial year as at 31 October 2003

Capital consolidation

The capital consolidation is based upon the standards set out in SFAS 141. Under the "purchase method" of accounting, the purchase costs of the parent company are netted with the proportionate stockholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with SFAS 141 are to be accounted for separately from goodwill, the difference between the revalued stockholders' equity of the subsidiary and the purchase price is recognised as goodwill. In the case of transactions between entities under common control, the assets and liabilities of the transferred entity are carried over with the book values at the transferring parent company, and no fair value or goodwill is recognised. Under SFAS 141 Para. 11 in conjunction with App. D the consolidated financial statement of the acquiring entity is to be drawn up as if the transferred entity had already been part of the consolidated group since the commencement of the financial year. In this context, transactions between the transferred entity and other group entities are to be eliminated as if they were intra-group transactions. The same applies to all previous reporting periods shown for comparative purposes ("as-if pooling" method). Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are reported separately. The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 55,988 thousand (previous year: EUR 15,073 thousand) in the 2003 financial year.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Major acquisitions/new establishments

As part of a capital increase for a contribution in kind, Talanx AG transferred its shares in HDI Reinsurance (Ireland) Ltd. to Hannover Re effective 1 July 2003 against issuance of 13,716,814 new shares. Since this transfer constitutes a transaction between entities under common control, US GAAP required that the company be consolidated at the book values of Talanx AG as if it had already belonged to the Group at the commencement of the financial year. The previous year's figures presented for comparative purposes were also adjusted according to this treatment (on the "as-if pooling" method cf. section "Capital consolidation"). The consolidated financial data of the Group reported on this basis for the periods prior to the transfer do not necessarily reflect the assets, financial position and net income that would have been reported had it not been for the inclusion of HDI Reinsurance required by US GAAP. For this reason, we expanded the consolidated financial statement for the 2003 financial year and the previous year to include figures based on first-time consolidation of the company as at 1 July 2003 (commercial treatment). With effect from 8 December 2003 Hannover Re transferred its shares in HDI Reinsurance (Ireland) Ltd. to Hannover Reinsurance (Ireland) Ltd. as part of a capital increase for a contribution in kind.

5. Notes on the individual items of the balance sheet and statement of income

5.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio and available-for-sale portfolio as at the balance sheet dates of 31 December 2003 and 2002

Figures in EUR thousand	2003		2002	
	Cost or amortised cost	Estimated fair value	Cost or amortised cost	Estimated fair value
Held-to-maturity				
Due in one year	67 169	68 408	30 608	31 382
Due after one through five years	114 953	123 384	173 937	187 824
Due after five through ten years	295 000	298 825	130 000	138 330
Due after ten years	21 573	22 831	21 788	24 057
Total	498 695	513 448	356 333	381 593
Available-for-sale				
Due in one year	1 375 756	1 382 997	1 512 288	1 522 222
Due after one through five years	6 212 600	6 280 794	4 383 705	4 518 495
Due after five through ten years	2 150 603	2 196 050	2 092 802	2 176 097
Due after ten years	1 235 717	1 259 726	1 164 692	1 197 284
Total	10 974 676	11 119 567	9 153 487	9 414 098

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

Figures in EUR thousand	2003			
	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
Debt securities issued by semi-governmental entities	145 896	8 718	–	154 614
Corporate securities	249 128	4 037	3 845	249 320
Asset-backed securities	103 671	5 843	–	109 514
Total	498 695	18 598	3 845	513 448

Figures in EUR thousand	2002			
	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Investments held to maturity				
Fixed-income securities				
Debt securities issued by semi-governmental entities	145 689	11 042	–	156 731
Corporate securities	86 442	5 944	314	92 072
Asset-backed securities	124 202	8 588	–	132 790
Total	356 333	25 574	314	381 593

Amortised costs and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

Figures in EUR thousand	2003			
	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Available-for-sale				
Fixed-income securities				
Government debt securities of EU member states	1 490 422	15 622	3 247	1 502 797
US Treasury Notes	1 483 771	8 420	4 607	1 487 584
Other foreign government debt securities	318 673	4 612	458	322 827
Debt securities issued by semi-governmental entities	2 873 524	34 981	17 898	2 890 607
Corporate securities	3 114 644	97 006	24 835	3 186 815
Asset-backed securities	1 133 208	29 856	4 796	1 158 268
From investment funds	560 434	13 921	3 686	570 669
	10 974 676	204 418	59 527	11 119 567
Dividend-bearing securities				
Equities	220 587	21 397	17 174	224 810
From investment funds	644 842	53 885	100	698 627
Other dividend-bearing securities	1 138	1 020	–	2 158
	866 567	76 302	17 274	925 595
Short-term investments	569 592	–	–	569 592
Total	12 410 835	280 720	76 801	12 614 754
Trading				
Dividend-bearing securities				
Derivatives	–	2 480	78	2 402
Total	–	2 480	78	2 402

Figures in EUR thousand	2002			
	Cost or amortised cost	Unrealised gains	Unrealised losses	Fair value
Available-for-sale				
Fixed-income securities				
Government debt securities of EU member states	1 473 858	44 389	–	1 518 247
US Treasury Notes	1 020 114	27 769	–	1 047 883
Other foreign government debt securities	260 441	7 142	1 698	265 885
Debt securities issued by semi-governmental entities	2 366 346	86 143	3 062	2 449 427
Corporate securities	2 394 406	100 982	41 042	2 454 346
Asset-backed securities	1 104 945	32 595	15 044	1 122 496
From investment funds	533 377	22 929	492	555 814
	9 153 487	321 949	61 338	9 414 098
Dividend-bearing securities				
Equities	190 614	5 535	33 450	162 699
From investment funds	672 601	–	113 631	558 970
Other dividend-bearing securities	1 165	–	80	1 085
	864 380	5 535	147 161	722 754
Short-term investments	982 416	–	–	982 416
Total	11 000 283	327 484	208 499	11 119 268
Trading				
Dividend-bearing securities				
Derivatives	–	5 493	–	5 493
Total	–	5 493	–	5 493

Investment income

Figures in EUR thousand	2003	2002
Real estate	25 980	33 878
Dividends	27 664	59 039
Ordinary investment income on fixed-income securities	501 241	534 499
Other income	583 486	557 368
Ordinary investment income	1 138 371	1 184 784
Realised gains on investments	255 330	202 151
Realised losses from investments	114 875	108 559
Unrealised gains and losses	8 517	(7 090)
Real estate depreciation	18 697	7 982
Write-off on dividend-bearing securities	65 300	164 594
Write-off on fixed-income securities	29 685	25 639
Write-downs on participations	4 299	16 849
Other investment expenses	53 874	171 103
Total investment income	1 115 488	885 119

The other income includes interest on deposits of EUR 548.8 million (EUR 539.6 million).

Rating structure of fixed-income securities

Figures in EUR thousand	2003								
	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	71 556	165 926	246 077	13 563	–	–	–	1 573	498 695
Fixed-income securities – available-for-sale	6 461 711	1 987 441	1 650 632	677 067	56 870	180 350	8 239	97 257	11 119 567
Total fixed-income securities	6 533 267	2 153 367	1 896 709	690 630	56 870	180 350	8 239	98 830	11 618 262

Figures in EUR thousand	2002								
	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	171 069	124 091	55 791	5 113	–	–	–	269	356 333
Fixed-income securities – available-for-sale	5 534 004	1 792 576	1 270 317	467 316	54 465	175 158	4 969	115 293	9 414 098
Total fixed-income securities	5 705 073	1 916 667	1 326 108	472 429	54 465	175 158	4 969	115 562	9 770 431

Investments were held in the following currencies

Figures in EUR thousand	2003								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Other	Total
Fixed-income securities – held-to-maturity	–	–	488 672	–	–	1 573	8 450	–	498 695
Fixed-income securities – available-for-sale	553 090	245 236	3 536 043	1 250 990	87 930	5 159 204	64 438	222 636	11 119 567
Equity securities – available-for-sale	18 960	2 292	690 299	12 779	10 953	178 363	11 423	526	925 595
Equity securities – trading	–	–	2 402	–	–	–	–	–	2 402
Other invested assets	55	–	427 062	7 130	829	414 944	11 932	2 524	864 476
Short-term investments, cash	86 853	36 636	160 028	65 559	20 753	401 547	100 888	83 462	955 726
Total investments and cash	658 958	284 164	5 304 506	1 336 458	120 465	6 155 631	197 131	309 148	14 366 461

Figures in EUR thousand	2002								
	AUD	CAD	EUR	GBP	JPY	USD	ZAR	Other	Total
Fixed-income securities – held-to-maturity	–	–	354 545	–	–	1 788	–	–	356 333
Fixed-income securities – available-for-sale	420 128	179 164	3 173 518	1 087 029	31 947	4 290 067	20 227	212 018	9 414 098
Equity securities – available-for-sale	21 438	1 886	419 771	35 936	9 537	211 503	22 000	683	722 754
Equity securities – trading	–	–	97	5 364	–	32	–	–	5 493
Other invested assets	62	–	392 386	8 206	1 170	523 896	13 036	3 665	942 421
Short-term investments, cash	99 672	39 147	372 036	82 666	39 108	883 539	79 175	59 917	1 655 260
Total investments and cash	541 300	220 197	4 712 353	1 219 201	81 762	5 910 825	134 438	276 283	13 096 359

Real estate

Real estate is divided into real estate for own use and third-party use. Only the real estate in the portfolio which is used to generate income is shown under the investments. Real estate is valued at cost of acquisition less scheduled depreciation.

Income and expenses from rental agreements are included in the investment income.

Breakdown of real estate

Figures in EUR thousand	2003	2002
Real estate	230 591	265 858
Own-use real estate (other assets)	42 395	43 119

Cash equivalents

This item comprises investments with a life of up to one year.

Securitisation of reinsurance risks

In December 2003 the FASB published the revised version of FIN 46 "Consolidation of Variable Interest Entities" (FIN 46R) addressing the consolidation of so-called variable interest entities. The revised interpretation supersedes FIN 46 "Consolidation of Variable Interest Entities" published in January 2003. In cases where consolidation is not required on the basis of a majority voting interest, a variable interest entity is to be consolidated by the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses and receives a majority of its expected residual returns as a result of holding variable interests. The term "variable interest" is defined in FIN 46R as a "contractual, ownership or other pecuniary interest in an entity that changes with changes in the entity's net asset value".

FIN 46 is to be applied for the first time with effect from 31 March 2004 to all relevant entities. As at 31 December 2003 we applied FIN 46R to all variable interests in special purpose entities. In addition, FIN 46R contains disclosure requirements with respect to existing relationships with variable interest entities that are to be satisfied even if such entities are not consolidated.

Within the scope of the portfolio-linked securitisation of certain reinsurance risks under transactions concluded in the years 1993 to 2002, Hannover Re retroceded business on a proportional basis to an insurance enterprise in the form of a special purpose entity that finances the business via the international capital markets. The company has been in the process of winding up since February 2003. This transaction falls within the scope of applicability of FIN 46R. Since Hannover Re's relations with the company do not constitute variable interests as defined by FIN 46R, the transaction does not give rise to a consolidation requirement.

The residual assets of the special purpose entity as at 31 December 2003 amounted to EUR 1.3 million and thus do not constitute a significant risk of loss for Hannover Re.

Since March 2002 Hannover Re has retroceded natural catastrophe risks (including hurricanes and earthquakes in the USA, windstorms in Europe and earthquakes in Japan) as well as worldwide aviation on a proportional basis to a special purpose entity that finances the business via the international capital markets. Hannover Re's relations with this entity do not constitute variable interests, and there is therefore no consolidation requirement.

This entity reported liable equity capital of EUR 182.4 million as at 31 December 2003. It is fully secured and thus does not constitute any risk of loss for Hannover Re.

Since November 2000 Hannover Re has held voting equity interests in as well as a share of the capital market bonds issued by a special purpose entity for the securitisation of reinsurance risks in France and Monaco. The total volume of the bonds issued stands at EUR 102.3 million. Based on its variable interests, the maximum risk of loss for Hannover Re from this transaction is EUR 15.7 million. Hannover Re is not the primary beneficiary in this relationship.

Since 2 November 2001 Hannover Re has held the equity of a special purpose entity for the purchase and handling of so-called "life settlements". The company's total financing volume amounts to EUR 269.6 million. The entire underwriting risk of the special purpose entity is borne by an insurance company. This cedant retrocedes part of the risk to Hannover Re. The contract has been terminated with effect from 31 December 2003. The special purpose entity is closed for the acceptance of new business and is currently in the process of winding up. The maximum risk of loss for Hannover Re from this transaction is EUR 20.6 million. Hannover Re is not the primary beneficiary in this relationship.

Investments

Within the scope of asset management activities Hannover Re has participated in numerous special purpose entities since 1988, which for their part transact certain types of equity and debt capital investments. The set of variable interests associated with such structures consists largely of participations sold on the capital market to numerous investors. On the basis of our analysis we came to the conclusion that although – from Hannover Re's perspective – relations exist in the form of variable interests, there are no grounds to consider the Group the primary beneficiary in any of these transactions. A consolidation requirement therefore does not exist.

Since May 1994, Hannover Re has participated in a number of special purpose entities for the securitisation of catastrophe risks by taking up certain capital market securities known as "disaster bonds" (or "CAT bonds"). Hannover Re's relations with these entities constitute variable interests. Hannover Re is not the primary beneficiary in any of these transactions, and there is therefore no consolidation requirement. The maximum risk of loss for Hannover Re resulting from these participations is EUR 48.5 million.

The extent of relations with entities other than those described above is presently being examined in the light of the scope of validity of FIN 46R. According to our current assessment, there is no requirement for consolidation. As things stand at this time, the total volume of these transactions and the resulting maximum risk of loss for the Group are insignificant.

5.2 Underwriting assets and liabilities

Underwriting assets

The retrocessionaires' portions of the technical provisions are based on the contractual agreements of the underlying reinsurance treaties.

Contrary to German accounting requirements, SFAS 60 "Accounting and Reporting by Insurance Enterprises" requires that acquisition costs be capitalised as assets and amortised via the statement of income in proportion to the earned premiums.

In the case of property and casualty reinsurance, acquisition costs directly connected with the acquisition or renewal of treaties are deferred and amortised in line with the unearned portion of the premiums. In life and health reinsurance, the capitalised acquisition costs under life and annuity policies with regular premium payments are determined in the light of the period of the contracts, the expected surrenders, the lapse expectancies and the anticipated interest income. In the case of annuity policies with a single premium payment, these values refer to the expected policy period or period of annuity payment.

Development of deferred acquisition costs

Figures in EUR thousand	**2003**	**2002**
Balance as at 1 January	1 428 044	1 197 843
Currency exchange rate differences	(95 246)	(88 895)
	1 332 798	1 108 948
Changes	365 760	321 615
Currency exchange rate differences between valuation at the average rate and the year-end rate	(7 752)	(2 519)
Balance as at 31 December	1 690 806	1 428 044

Technical provisions

The loss and loss adjustment expense reserves are in principle calculated on the basis of the information supplied by ceding companies. IBNR reserves are also included. The total amount of the reserves corresponds to the "principle of best estimate" under US GAAP. This estimate is based on past experience and estimations of future development. In one subsegment of financial reinsurance technical provisions were discounted at interest rates of between 3.0% and 8.6%. The interest rates are determined by the contractual agreements. These treaties are discounted over a period of at least four years, which represents the period from inception to expiry of the respective contracts. The discounted amount totals EUR 697.9 million (EUR 1,127.2 million). As at year-end 2003 the discounted provisions amounted to EUR 2,857.3 million (EUR 4,314.9 million).

The development of the loss and loss adjustment expense reserve is shown in the following table. Commencing with the gross reserve, the change in the reserve after deduction of the reinsurers' portions is shown in the year under review and the previous year.

Figures in EUR thousand	2003	2002
Reserve as at 31 December of previous year (gross)	19 919 830	19 904 943
Reserve as at 31 December of previous year (retro)	6 181 645	6 768 442
Reserve as at 31 December of previous year (net)	13 738 185	13 136 501
Effects of currency conversion as at 1 January of year under review	(1 701 102)	(1 553 930)
Net reserve as at 1 January of year under review	12 037 083	11 582 571
Change in additions to/departures from the consolidated group	–	4 963
Incurred claims and claims expenses (net)		
Year under review	4 038 334	4 511 520
Previous years	2 689 401	1 721 452
	6 727 735	6 232 972
Less:		
Claims and claims expenses paid (net)		
Year under review	2 037 119	806 967
Previous years	2 341 387	3 198 517
	4 378 506	4 005 484
Effects of currency conversion at exchange rates on 31 December of year under review (net)	(79 706)	(76 837)
Reserve as at 31 December of year under review (net)	14 306 606	13 738 185
Reserve as at 31 December of year under review (retro)	4 396 564	6 181 645
Reserve as at 31 December of year under review (gross)	18 703 170	19 919 830

Policy benefits for life and health contracts are established in accordance with the principles set out in SFAS 60. The provisions are based on the Group companies' information regarding mortality, interest and lapse rates.

Unearned premiums derive from the deferral of ceded reinsurance premiums. They are geared to the period during which the risk is carried and were established in accordance with the information supplied by ceding companies. In cases where no information was received, the unearned premiums were estimated using suitable methods. Premiums paid for periods subsequent to the date of the balance sheet were deferred from recognition within the statement of income.

5.3 Contracts with no technical risk

We have identified insurance contracts which do not satisfy the requirements of SFAS 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". These involve reinsurance treaties under which the risk transfer between the ceding company and the reinsurer is of merely subordinate importance. With the exception of the contractually agreed fee payable by the ceding company, these contracts were eliminated in full from the technical account. The profit components were netted under other income/expenses. The payment flows resulting from these contracts were reported in the cash flow statement under financing activities. Technical amounts were shown as net changes in contract deposits, the fair values of which corresponded approximately to their book values.

5.4 Goodwill; present value of future profits on acquired life reinsurance portfolios

In accordance with SFAS 142 "Goodwill and Other Intangible Assets" scheduled amortisation is no longer taken on goodwill. Goodwill was tested for impairment in a two-step fair value process.

Development of goodwill

Figures in EUR thousand	2003	2002
Goodwill net as at 1 January	233 883	263 258
Currency exchange rate differences	(28 896)	(30 132)
	204 987	233 126
Additions	17	1 945
Disposals	565	–
Impairments	820	1 188
Goodwill net as at 31 December	203 619	233 883

The impairments reported in the financial year were primarily attributable to a company consolidated at equity and a subsidiary of Hannover Reinsurance Group Africa.

The disposals resulted from the sale of the shares held by Hannover Rück Beteiligung Verwaltungs-GmbH in E+S Rück to the Barmenia Group (see also section 6.1 "Transactions with related parties").

Development of the present value of future profits (PVFP) on acquired life reinsurance portfolios

Figures in EUR thousand	2003	2002
Balance as at 1 January	14 621	17 015
Disposals	129	–
Amortisation	2 394	2 394
Balance as at 31 December	12 098	14 621

The period of amortisation on acquired portfolios varies between 5.5 and 15 years.

The disposals are attributable to the sale of the shares in E+S Rück.

5.5 Taxes and deferred taxes

Deferred tax assets and liabilities are booked in accordance with SFAS 109 for tax reductions and additional tax charges expected in subsequent financial years, insofar as they result from different valuations of individual balance sheet items. In principle, such valuation differences may arise between the national tax balance sheet and the national commercial balance sheet, the uniform consolidated balance sheet and the national commercial balance sheet as well as from tax loss carry-forwards and tax credits. Deferred taxes are based on the current tax rates. In the event of a change in the tax rates on which the calculation of the deferred taxes is based, appropriate allowance is made in the year in which the change in the tax rate is stipulated in law with sufficient certainty. Deferred taxes at the Group level are booked using the Group tax rate of 40%.

German/foreign breakdown of reported tax expenditure/income

Figures in EUR thousand	2003	2002
Current taxes		
Germany	73 169	28 759
Outside Germany	32 823	5 677
Deferred taxes		
Germany	189 711	201 037
Outside Germany	(21 642)	(105 959)
Total	274 061	129 514

Deferred tax assets and deferred tax liabilities of all Group companies

Figures in EUR thousand	2003	2002
Deferred tax assets		
Tax loss carry-forwards	31 244	40 622
Loss and loss adjustment expense reserves	207 378	98 624
Policy benefits for life and health contracts	37 689	115 497
Other provisions	87 899	102 075
Valuation differences relating to investments	15 000	79 107
Deposits	175 530	76
Other valuation differences	8 461	31 454
Total	563 201	467 455
Deferred tax liabilities		
Loss and loss adjustment expense reserves	32 118	93 821
Policy benefits for life and health contracts	107 205	66 919
Other technical/non-technical provisions	14 905	1 715
Equalisation reserve	645 590	442 713
Deferred acquisition costs	491 648	426 003
Accounts receivable/reinsurance payable	14 792	13 228
Valuation differences relating to investments	107 205	131 802
Other valuation differences	19 595	33 237
Total	1 433 058	1 209 438
Deferred tax liabilities	869 857	741 983

The following table presents a reconciliation of the expected expense for income taxes with the actual provision for income taxes reported in the statement of income. The pre-tax result is multiplied by the Group tax rate in order to calculate the Group's expected expense for income taxes. The Group tax rate used is composed of the corporate income tax rate of 25%, the German reunification charge of 5.5% levied on corporate income tax and trade earnings tax of 13.625% calculated on the basis of this effective corporate income tax rate.

Reconciliation of the expected expense for income taxes with the actual provision for income taxes

Figures in EUR thousand	2003	2002
Profit before income taxes	748 370	387 700
Expected tax rate	40%	40%
Expected expense for income taxes	299 348	155 080
Change in deferred rates of taxation	(3 781)	8 523
Taxation differences affecting foreign subsidiaries	(122 235)	(46 370)
Other	100 729	12 281
Actual provision for income taxes	274 061	129 514

5.6 Staff and expenditures on personnel

Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,970 (1,900). Of this number, 789 were employed in Germany in the year under review. The majority of staff were employed at the consolidated Group companies abroad.

	2002	2003				
Personnel information	Average	31.3.	30.6.	30.9.	31.12.	Average
Number of employees (excluding board members)	1 900	1 958	1 990	1 960	1 972	1 970

2003							
Nationality of employees	US	German	South African	UK	Irish	Other	Total
Number of employees	734	674	136	85	19	324	1 972

Expenditures on personnel

The expenditures on insurance business, claims expenses (claims settlement) and expenditures on the administration of investments include the following personnel expenditures:

Figures in EUR thousand	2003	2002
a) Wages and salaries		
aa) Expenditures on insurance business	87 106	96 222
ab) Expenditures on the administration of investments	9 636	9 225
	96 742	105 447
b) Social security contributions and expenditure on provisions and assistance		
ba) Social security contributions	11 255	11 356
bb) Expenditures for pension provision	12 601	12 013
bc) Expenditures for assistance	271	2 851
	24 127	26 220
Total	120 869	131 667

5.7 Provisions for pensions and similar liabilities

Pension commitments are given in accordance with the relevant version of the pension plan as amended. The 1968 pension plan provides for retirement, disability, widows' and orphans' benefits. The pension entitlement is dependent on length of service; entitlements under the statutory pension insurance scheme are taken into account. The pension plan was closed to new participants with effect from 31 January 1981.

On 1 April 1993 (1 June 1993 in the case of managerial staff) the 1993 pension plan came into effect. This pension plan provides for retirement, disability and surviving dependants' benefits. The scheme is based upon annual determination of the pension contributions, which at 1% up to the assessment limit in the statutory pension insurance scheme and 2.5% above the assessment limit of the pensionable employment income are calculated in a range of 0.7% to 1% and 1.75% to 2.5% respectively depending upon the company's performance. The pension plan closed as at 31 March 1999.

From 1997 onwards it has been possible to obtain pension commitments through deferred compensation. The employee-funded commitments included in the provisions for accrued pension rights are protected by an insurance contract with HDI Lebensversicherung AG, Hamburg.

As at 1 July 2000 the 2000 pension plan came into force for the entire Group. Under this plan, new employees included in the group of beneficiaries are granted an indirect commitment from HDI Unterstützungskasse. The pension plan provides for retirement, disability and surviving dependants' benefits.

Effective 1 December 2002 Group employees have an opportunity to accumulate additional old-age provision by way of deferred compensation through membership of HDI Pensionskasse AG. The benefits provided by HDI Pensionskasse AG are guaranteed for its members and their surviving dependants and comprise traditional pension plans with bonus increases as well as unit-linked hybrid annuities.

In addition to these pension plans, managerial staff and members of the Executive Board, in particular, enjoy individual commitments as well as commitments given under the benefits plan of the Bochumer Verband.

Additional similar obligations based upon length of service exist at some Group companies. Expenditures for these commitments in the financial year totalled EUR 2,903 thousand.

Provisions for pensions are established in accordance with SFAS 87 "Employers' Accounting for Pensions" using the Projected Unit Credit Method. The basis of the valuation is the estimated future increase in the rate of compensation of the pension beneficiaries. The benefit entitlements are discounted by applying the capital market rate for highest-rated securities. The provisions for pensions in Germany were calculated according to uniform standards defined by Talanx AG.

Provisions for pensions are established in accordance with actuarial principles and are based upon the commitments made by the Hannover Re Group for retirement, disability and widows' benefits. The amount of the commitments is determined according to length of service and salary level. The calculation of the provisions for pensions is based upon the following assumptions:

- Discount rate: 5.75% to 6.75%
- Rate of compensation increase: 3.0% to 5.5%
- Projected long-term yield on plan assets (US plans): 8.0%
- Indexation: 2.0%

The commitments to employees in Germany predominantly comprise commitments financed by the Group companies. The pension plans are unfunded. Amounts carried as liabilities are shown as other liabilities.

Provisions for pensions in accordance with SFAS 132

Figures in EUR thousand	2003	2002
Change in projected benefit obligation		
Projected benefit obligation at the beginning of the reporting year	54 024	48 289
Currency exchange-rate differences	(1 121)	(895)
Service cost	2 914	3 002
Interest cost	2 798	2 853
Actuarial gain/loss in the reporting year	2 302	(2 182)
Deferred compensation	404	326
Benefits paid during the year	(1 338)	(1 380)
Business combinations, divestitures and other activities	(798)	(353)
Projected benefit obligation at the end of the reporting year	54 581	54 024
Fair value of plan assets		
At the beginning of the year	3 742	3 775
Currency exchange-rate differences	(651)	(578)
Business combinations, divestitures and other activities	–	(174)
Return on plan assets	140	(166)
Employer's contributions	267	982
Benefits paid	(2)	(97)
At the end of the year	3 496	3 742
Funded status of plan		
Unrecognised net obligation	–	560
Unrecognised actuarial gain/loss	1 538	(1 015)
Unamortised prior-service cost	1 001	1 215
	(537)	2 790
Accrued pension liability	51 622	47 492
Net periodic pension cost of the year		
Service cost		
Year under review	2 914	3 002
Amortisation for previous years	3	20
Interest cost	2 798	2 853
Expected return on plan assets	(170)	(328)
Recognised net actuarial loss	16	11
Amortisation of net obligation	560	457
Total	6 121	6 015

5.8 Surplus debenture and loans

Loans

On 31 March 1999 Hannover Finance Inc., Wilmington/USA, issued subordinated debt in the form of a floating-rate loan in the amount of USD 400.0 million with a term of 30 years. The due date of the loan is 31 March 2029. It may be redeemed by the issuer no earlier than 31 March 2009.

In order to hedge against the risk of interest rate changes associated with this loan, the issuing company purchased interest rate swaps in 1999 in the same amount which expire on 31 March 2009. In this way, the interest rate is converted from a floating rate to a fixed rate for a period ending commensurate with the first opportunity to redeem the loan. The annual interest rate arising after allowance is made for the interest rate swap amounts to 6.69% until 31 March 2009.

Hannover Re repurchased a large portion of the debt in the 2004 financial year. For further information the reader is referred to section 7.5 "Events subsequent to conclusion of the financial year".

In order to further safeguard the sustained financial strength of the Hannover Re Group, Hannover Re issued additional subordinated debt. A subordinated loan was placed via Hannover Finance (Luxembourg) S.A. – a wholly owned subsidiary of Hannover Re – on the European capital market. The debt, which is secured by Hannover Re, was issued in the amount of EUR 350 million with a term of 30 years. It may be redeemed by the issuer after 10 years at the earliest.

Surplus debenture (Genussrechtskapital)

On 2 November 1993 Hannover Re and E+S Rück issued surplus debentures in the amounts of EUR 76.7 million at an interest rate of 7.55% and EUR 40.9 million at an interest rate of 7.75% respectively. Repayment is due in full on 2 November 2004.

In the event that interest incurred in connection with servicing the surplus debenture should in future no longer be deductible in Germany for the purpose of calculating taxable income, a right of premature repayment exists. Interest payments and repayment of the nominal amounts are dependent on the company's results. In the event of insolvency, the participating rights are serviced before the stockholders and after the claims of creditors.

Surplus debenture is shown as a liability with the amount repayable.

Other financial facilities

In order to protect against possible future major losses, Hannover Re took out a new credit line of EUR 250 million in 2000 in the form of a syndicated loan. The facility has a term of five years and is due in November 2005.

E+S Rück has a credit line of EUR 40 million, which is extended on a half-yearly basis and can be drawn on as required.

Additional bilateral, secured credit lines in the amount of EUR 200.0 million – available variably for both cash and guarantee credit financing – as well as similar unsecured credit lines with a volume of EUR 70.0 million were arranged with Landesbank Hessen-Thüringen Girozentrale for the purpose of short-term borrowing.

5.9 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement in accordance with SFAS 130 "Reporting of Comprehensive Income". The change in the stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

The common stock was strengthened in the 2003 financial year through a capital increase for cash. On the basis of the capital increase for cash 9,716,392 new shares were issued, thereby raising the common stock to EUR 120,597,134.00. The capital stock is divided into 120,597,134 no-par-value registered shares.

Authorised capital of up to EUR 25,067 thousand is available with a time limit of 13 November 2007. Of this amount, up to EUR 1,000 thousand may be used to issue employee shares. In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible and warrant bonds and has a time limit of 13 November 2007.

Consolidated statement of changes in stockholders' equity

Figures in EUR thousand	2003							
	Balance as at 1 January	Capital-increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Transfer*	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	110 881	9 716	–	–	–	120 597		
Additional paid-in capital	514 688	209 874	–	–	–	724 562		
Cumulative comprehensive income	(102 451)	–	(11 951)	–	(88 359)	(202 761)		
Retained earnings	1 340 529	–	–	–	–	1 340 529		
Net income	–	–	–	418 321	–	418 321		
Dividends paid	–	–	–	(82 591)	–	(82 591)		
Other changes	–	–	–	(2 366)	88 359	85 993		
Total	1 863 647	219 590	(11 951)	333 364	–	2 404 650	491 836	2 896 486

** The cumulative currency exchange-rate effects from previous years in the amount of EUR 88.4 million hitherto recognised under retained earnings will in future be shown under comprehensive income. The exchange-rate effects in question derive largely from the translation of foreign financial statements into euros.*

Consolidated statement of changes in stockholders' equity

Figures in EUR thousand	2002						
	Balance as at 1 January	Capital-increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	96 516	14 365	–	–	110 881		
Additional paid-in capital	529 053	(14 365)	–	–	514 688		
Cumulative comprehensive income	(44 085)	–	(58 366)	–	(102 451)		
Retained earnings	1 254 731	–	–	–	1 254 731		
Net income	–	–	–	243 113	243 113		
Dividends paid	–	–	–	(26 100)	(26 100)		
Other changes	–	–	–	(131 215)	(131 215)		
Total	1 836 215	–	(58 366)	85 798	1 863 647	400 233	2 263 880

5.10 Other comprehensive income

The changes of EUR 31.6 million in the cumulative comprehensive income in the year under review resulted principally from the application of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This development was due to changes in the fair value of interest rate swaps included in a cash flow hedge transaction used to hedge floating-rate loans.

5.11 Treasury stock

By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 27 May 2003, the company was authorised until 31 October 2004 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock as at 31 December 2003.

5.12 Earnings per share

The basic earnings per share and the fully diluted earnings per share as at 31 December 2003 shown in the statement of income are calculated as follows on the basis of the year-end result:

	2003			2002		
	Result (in EUR thousand)	No. of shares	Per share (in EUR)	Result (in EUR thousand)	No. of shares	Per share (in EUR)
Weighted average of issued shares		116 224 758			110 880 742	
Basic earnings per share	418 321	116 224 758	3.60	243 113	110 880 742	2.19
Dilution through payment of outstanding capital	–	–	–	–	–	–
Fully diluted earnings per share	418 321	116 224 758	3.60	243 113	110 880 742	2.19

In accordance with the "as-if pooling" method, our calculation of the earnings per share is based on the assumption that HDI Reinsurance (Ireland) Ltd. already belonged to Hannover Re at the beginning of the previous year. The weighted average number of shares was therefore increased by 13,716,814 with effect from the beginning of 2002.

Neither in the year under review nor in the previous reporting period was there any extraordinary comprehensive income which should have been included in the calculation.

5.13 Other assets and liabilities

Other assets

Figures in EUR thousand	2003	2002
Securities payable	3 345	8 565
Own-use real estate	42 395	43 119
Other non-technical contracts	45 391	22 079
Present value of future profits on acquired life reinsurance portfolios	12 098	14 621
Fixtures, fittings and equipment	18 809	21 986
Other intangible assets	29 392	30 717
Interest and rent payable on investments	2 528	1 025
Tax refund claims	37 581	58 933
Other	57 046	82 157
Total	248 585	283 202

Other liabilities

Figures in EUR thousand	2003	2002
Provisions for pensions and similar obligations	54 442	45 613
Liabilities from derivatives	48 196	96 132
Interest	32 144	25 270
Deferred income	16 458	17 662
Costs of the annual financial statements	3 803	4 844
Liabilities to trustees	19 826	24 004
Loans	88 230	115 248
Interest on additional tax payments	–	7 023
Liabilities due to banks	4 502	5 775
Other	97 494	139 938
Total	365 095	481 509

5.14 Technical statement of income

In accordance with SFAS 60 insurance contracts are to be classified as "short-duration contracts" or "long-duration contracts". The determinative criteria in this regard are, inter alia, the termination opportunities available to the insurer, the period of risk protection and the scope of the services provided by the insurer in connection with the contract. Premiums from short-duration contracts are brought to account over the period of the underlying contract, and where appropriate unearned premiums are deferred to subsequent years. By contrast, premiums deriving from long-duration contracts are brought to account at the date payable.

Most of the contracts underwritten by our company are classified as short-duration contracts.

5.15 Other income/expenses

Figures in EUR thousand	2003	2002
Other income		
Exchange gains	318 844	64 377
Other interest income	6 089	4 297
Income from services	6 079	12 869
Sundry income	30 385	38 157
	361 397	119 700
Other expenses		
Exchange losses	304 114	116 379
Other interest expenses	57 771	62 341
Depreciation	18 393	9 631
Expenses for services	16 140	18 206
Expenses for the company as a whole	25 433	16 698
Separate value adjustments	33 105	41 584
Goodwill impairments	820	1 188
Sundry expenses	12 101	506
	467 877	266 533
Total	(106 480)	(146 833)

6. Related party disclosures

6.1 Transactions with related parties

SFAS 57 defines related parties inter alia as parent companies and subsidiaries, subsidiaries of a common parent company, associated companies, legal entities under the influence of management and the management of the company itself.

HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) indirectly holds a majority interest in the shares of Hannover Re through the subsidiaries Talanx AG, HDI Verwaltungs-Service AG as well as through Erste HDI Beteiligungsgesellschaft mbH and Zweite HDI Beteiligungsgesellschaft mbH, all based in Hannover.

The Hannover Re Group provides reinsurance protection for the HDI Group. To this extent, numerous underwriting business relations exist with related parties in Germany and abroad which are not included in Hannover Re's consolidation. This includes business both assumed and ceded at normal market conditions.

With effect from the 1997 financial year onwards all new business and renewals written on the German market have been the responsibility of E+S Rück, while Hannover Re has handled foreign markets. Internal retrocession arrangements ensure that the percentage breakdown of the business applicable to the previously existing underwriting partnership is largely preserved between these companies.

As at 31 December 2003 Hannover Re held 55.78% of the shares of E+S Rück through Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV). With effect from 31 December 2003 1% of the shares in E+S Rück was sold to the Barmenia Group, as a consequence of which Hannover Re's shareholding through HRBV was reduced from 56.78% to 55.78% in the financial year.

As part of a capital increase for a contribution in kind Hannover Re increased its capital stock to EUR 120,597,134.00 through issuance of 13,716,814 new, no-par-value registered shares – each with an interest of EUR 1.00 in the capital stock. The new shares were taken up by Talanx AG and carry dividend rights with effect from 1 January 2003. Talanx AG transferred its shares in HDI Reinsurance (Ireland) Ltd. (HDIRI) to Hannover Re as a contribution in kind with commercial effect as at 1 July 2003. By means of a resolution dated 8 December 2003 HDIRI was transferred to Hannover Reinsurance (Ireland) Ltd. as part of a capital increase for a contribution in kind within the scope of restructuring activities.

Hannover Re and E+S Rück each hold limited partnership interests of EUR 25.0 million in Hannover Euro Private Equity Partners II GmbH & Co. KG (HEPEP II KG). The object of the company is to build, hold and manage a portfolio of passive investments, especially by entering into participations in companies with a similar business objective. The investments consist of equity and quasi-equity participations primarily in Europe in the form of private equity pools, parallel investments and secondaries. Capital calls in the financial year were paid in proportion to the interests.

Hannover Re and E+S Rück each hold limited partnership interests of EUR 25.0 million in Hannover Euro Private Equity Partners III GmbH & Co. KG. The object of the company is the same as that of HEPEP II KG. Capital calls in the financial year were paid in proportion to the interests.

Hannover Re holds a limited partnership interest of USD 75.0 million in Hannover America Private Equity Partners II GmbH & Co. KG. E+S Rück holds an interest of USD 25.0 million in this company. The object of the company corresponds to that of HEPEP II KG, with the difference that it is intended investments should be made largely in the USA. Capital calls in the financial year were paid in proportion to the interests.

Capital increases were implemented at Hannover Finance (UK) Ltd. (HF UK) on 24 June 2003 and 17 December 2003 though issuance of common stock to Hannover Re in the amounts of GBP 2.8 million and GBP 3.3 million respectively. HF UK used these funds to increase the capital of Hannover Life Reassurance (UK) Ltd. (HLR UK). Hannover Re granted a loan of GBP 1.0 million to HLR UK for a term until 20 December 2030 and at an interest rate of currently 5.4%.

In the financial year E+S Rück acquired a bearer bond of Talanx AG in the amount of EUR 40.0 million with a term until 8 July 2013 and a coupon of 5.43%.

In accordance with a resolution of 19 May 2003 Hannover Re's interest in Hannover Reinsurance Group Africa (Pty) Ltd. was increased from 96.85% to 100% through acquisition of the remaining shares.

In 2002 Hannover Re – along with HDI Privat Versicherung AG – acquired an interest of 50% in Oval Office Grundstücks GmbH (OOG) and in the financial year it contributed EUR 1.1 million as part of capital measures. By a partners' resolution of 21 February 2003 the partners individually committed themselves to contribute up to a total of EUR 31.7 million in additional cash payments to the company's equity capital.

In the financial year Hannover Re repaid ahead of schedule the loans taken out from Hannover Re (Bermuda) Ltd. (EUR 200.0 million) and E+S Rück (EUR 250.0 million).

Hannover Re acquired the property & casualty portfolio of the Insurance Corporation of Hannover. E+S Rück is involved in the transfer of the portfolio through internal retrocession arrangements.

As part of a portfolio withdrawal Hannover Re transferred treaties in the area of life and health reinsurance to Hannover Life Reassurance Company of America for regional handling.

Ampega Asset Management GmbH manages the investments of Hannover Re and those of some of its subsidiaries. In this connection it renders services within the scope of an agreement on the outsourcing of functions and performs IT services and administrative tasks.

The HDI Group grants the Hannover Re Group insurance protection inter alia in the areas of public liability, fire, group accident and business travel collision insurance. We received legal protection insurance coverage from HDI Rechtschutz Versicherung AG.

All transactions were effected at normal market conditions. We gave an account of these transactions with regard to Hannover Re and E+S Rück in the corresponding dependent company reports.

6.2 Compensation and stockholdings of the management boards of the parent company and further information with respect to the German Corporate Governance Code

Total compensation of EUR 2,786 thousand was paid to the Executive Board and EUR 446 thousand to the Supervisory Board in the year under review. Former members of the Executive Board and their surviving dependants received EUR 823 thousand, and a liability of EUR 9,970 thousand was shown as at year-end.

The total compensation received by the members of the Executive Board included variable components of EUR 1,424.2 thousand. The variable remuneration of the Executive Board is determined on the basis of the year-end result and the value creation. The value creation is measured using an appropriate benchmark (the performance of the Hannover Re share relative to the unweighted "Reactions" World Reinsurance Index). The benchmarks cannot be retroactively changed.

Transactions implemented by Executive Board and Supervisory Board members of Hannover Re and by their spouses or registered partners and first-degree relatives involving shares, options or derivative financial instruments of Hannover Re as well as of the parent companies (so-called "Directors' Dealings"), which with effect from 1 July 2002 are to be reported in accordance with § 15a of the German Securities Act (WpHG), are set out in the table below:

Name	Type of transaction	Type of security	ISIN	Transaction date	Number of securities	Price in EUR
André Arrago	Purchase	Share	DE 000 840 221 5	27.3.2003	3 000	18.22

Members of the Supervisory Board and Executive Board of Hannover Re as well as of the parent companies and their spouses or registered partners and first-degree relatives hold less than 1% of the issued shares. As at 31 December 2003 the total holding amounted to 0.027% of the issued shares, i.e. 32,601 shares. The total volume of stock options held by members of the Executive Board on the basis of the virtual stock option plan amounted to 0.55% of the capital stock as at the balance sheet date. The value of these stock options was EUR 662 thousand. Further information is provided in section 6.3 "Stock options".

The compensation received by the Supervisory Board comprises fixed and variable components determined by the paid dividend. Appropriate allowance is made for the functions performed by the Chairman and Deputy Chairman when determining the level of compensation paid to the members of the Supervisory Board. In the year under review the company did not pay any compensation to members of the Supervisory Board for personally rendered services, e.g. consulting or mediation services.

Mortgage loans granted to members of the management boards

Figures in EUR thousand	Position as at 1.1.2003	Addition	Repayment	Position as at 31.12.2003	Interest rate in %
Executive Board	92	–	4	88	5.5

The company did not enter into any contingent liabilities for members of the management boards. The names of the members of the management boards of the parent company are listed on pages 5 to 7.

6.3 Stock options

With effect from 1 January 2000 Hannover Re set up a virtual stock option plan. Members of the Executive Board as well as the two further levels of management may choose to waive variable remuneration components and acquire stock options. The number of such options granted each year is based upon the diluted earnings per share under US GAAP. An additional performance criterion is the movement in the price of the Hannover Re share relative to an industry benchmark based upon the (unweighted) Reactions World Reinsurance Index.

A present value of EUR 6.66 is assumed in order to determine the basic number of stock options. The basic number increases or decreases according to the over- or underperformance of the earnings per share. For each full amount of 3.33 cents by which the earnings per share exceeds the target performance the basic number of stock options is increased by 10%, while for each full amount of 6.66 cents by which the earnings per share falls short of the target performance it is reduced by 10%. These figures are based upon the amendment of § 3 Para. 1 of the Conditions for the Granting of Stock Options adopted by a resolution of the Supervisory Board on 11 April 2003 following the stock split of 15 April 2002.

As a second performance criterion, a calculation is made to determine the extent to which the stock market performance of the Hannover Re share exceeds or undershoots the development of the Reactions World Reinsurance Index in the year when the stock options are granted. For each full percentage point by which the Hannover Re share surpasses the benchmark index, the basic number of stock options increases by 10% up to a maximum of 400% of the basic number; if the share falls short of the benchmark index, the basic number decreases by 5% for each full percentage point, although by no more than 50%.

The concrete value of the stock option is calculated as the difference between the current stock market price of the Hannover Re share at the time when the option is exercised and the reference price, i.e. the share price at the beginning of the year in which the stock option is granted. This value is paid out on exercise of the stock option.

The maximum option period is 10 years. The waiting period prior to first-time exercise of an option is two years following the expiry of the year in which the option was granted.

Following expiry of the waiting period a maximum of 40% of the granted stock options may be exercised. The waiting period for each additional 20% is one year. Stock options which are not exercised lapse after 10 years.

The waiting period for 40% of the stock options granted in 2000 first expired in the financial year. Since the current stock market price of the Hannover Re share did not reach the reference price in all four exercise periods, it was not possible to determine a concrete value for each stock option. For this reason no option rights were exercised.

The existing option rights were valued on the basis of the Black/Scholes option pricing model using a trinomial tree method.

As at 1 January 2003 the existing number of stock options stood at 1,097,235 with an average exercise price of EUR 25.50 each. In accordance with the resolution of the Supervisory Board dated 11 April 2003 a further 710,429 option rights were granted at an average exercise price of EUR 23.74 each.

134,165 option rights lapsed in the financial year at an average exercise price of EUR 25.19.

The total number of stock options existing as at year-end stood at 1,673,499. The average exercise price per option amounted to EUR 24.78. Of this total number, 394,734 option rights could be exercised at an average exercise price of EUR 25.50.

Development of the stock option scheme

	2003		2002	
Stock options	Number	Average exercise price in EUR per option	Number	Average exercise price in EUR per option
Total options existing at 1 January	1 097 235	25.50	1 138 005	25.50
Granted	710 429	23.74	–	–
Exercised	–	–	–	–
Lapsed	134 165	25.19	40 770	25.50
Total options remaining at 31 December	1 673 499	24.78	1 097 235	25.50
Exercisable at year-end	394 734	25.50	–	25.50

The calculations were based on the year-end closing price of the Hannover Re share as at 30 December 2003 of EUR 27.72, volatility of 43.0%, a dividend yield of 2.88% and risk-free interest rates of 4.26% for the 2000 allocation year and 4.42% for the 2002 allocation year.

On this basis provisions of EUR 1,116 thousand for the 2002 allocation year and EUR 3,486 thousand for the 2000 allocation year were established for the stock options existing as at 31 December 2003.

6.4 Mortgages and loans

Employees who are not members of the Executive Board or Supervisory Board were granted mortgages and mortgage loans to finance residential property. These loans are all secured by a first charge on property. Bad debt losses did not exist and are not anticipated.

7. Other notes

7.1 Lawsuits

In connection with the acquisition of Lion Insurance Company, Trenton/USA by Hannover Finance Inc., Wilmington/USA – a subsidiary of Hannover Re – a legal dispute exists with the former owners of Lion Insurance Company regarding the release of a portion of the purchase price at that time which is held in trust as well as a commitment to pay further portions of the purchase price and incentive compensation under management contracts.

Apart from the aforementioned litigation, no significant court cases were pending during the year under review or as at the balance sheet date – with the exception of isolated out-of-court proceedings within the scope of ordinary insurance and reinsurance business activities.

7.2 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA.

Hannover Re has also provided security for subordinated debt in the amount of EUR 350 million issued by Hannover Finance (Luxembourg) S.A.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 1,664.2 million (EUR 1,491.9 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,950.5 million.

Outstanding capital commitments with respect to special investments exist in the amount of EUR 62.8 million for E+S Rückversicherungs-AG and EUR 115.4 million for Hannover Re. These involve primarily private equity funds and venture capital firms in the form of private limited companies.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount estimated at EUR 25.7 million as at the balance sheet date.

7.3 Long-term commitments

Several Group companies are members of the German aviation pool, the association for the reinsurance of pharmaceutical risks and the association for the insurance of German nuclear reactors. In the event of one of the other pool members failing to meets its liabilities, an obligation exists to take over such other member's share within the framework of the quota participation.

7.4 Derivative financial instruments

The accounting of the "Modco" and "CFW" reinsurance treaties, under which security deposits are held by the ceding companies and payments rendered on the basis of the income from certain securities of the ceding company, must comply with the standards of SFAS 133 DIG B 36. The derivatives embedded in such host contracts are to be reported separately from the underlying reinsurance arrangements at fair value (cf. section 1 "General accounting principles").

A small number of treaties in life and health reinsurance meet criteria which require the application of SFAS 133 DIG B 36. Under these treaties the interest-rate risk elements are clearly and closely linked with the underlying reinsurance arrangements. Embedded derivatives consequently result solely from the credit risk of the underlying securities portfolio.

Hannover Re calculates the fair value of the embedded derivatives using the market information available on the valuation date on the basis of a "credit spread" method. Under this method the derivative is valued at zero on the date when the contract is concluded and its value then fluctuates over time according to changes in the credit spread of the securities.

The application of DIG B 36 had no significant impact on the consolidated financial statement in the financial year. The fair values of the embedded derivatives were recognised in the investments as at the balance sheet date and to this extent increased the investment income. The pre-tax effect on the investment income amounted to altogether EUR 3.3 million as at the balance sheet date. Of this amount, EUR 2.8 million before tax was attributable to the cumulative adjustment based on first-time application of the standard as at 1 October 2003 with tax expenditure of EUR 0.5 million, and the investment income after tax was therefore increased by EUR 2.3 million under the first-time application. In the course of the fourth quarter the fair value of the embedded derivatives further increased by a total of EUR 0.5 million before tax.

Since Hannover Re concludes reinsurance transactions worldwide in numerous international currencies, the Group is exposed to currency fluctuations.

Hannover Re uses derivative financial instruments to control these currency exposures as well as interest rate risks and market price risks arising out of the use of financial instruments (e.g. investments in variable-yield and fixed-income securities). Derivative financial instruments are used within the Hannover Re Group solely for hedging purposes.

The fair values of the financial instruments were determined on the basis of the market information available as at the balance sheet date and by using the valuation methods set out below. If the underlying transaction and the derivative cannot be reported as a single unit, the derivative is recognised under the "trading portfolio" item in the balance sheet.

Cash flow hedges

In the case of a cash flow hedge, the hedge-effective part of the changes in fair value is initially recognised under the stockholders' equity (cumulative comprehensive income). It is only reported in the statement of income when the underlying hedged transaction has been recognised in the statement of income. The hedge-ineffective part of the changes in fair value is recognised in the statement of income immediately. Furthermore, derivatives embedded in host contracts are to be reported separately.

Breakdown of nominal amounts by product type and period to maturity

2003 Figures in EUR thousand	1 to 5 years	6 to 10 years	Total
Interest rate swaps	–	317 208	317 208
Currency swaps	3 977	-860	3 117

The fair value of derivatives used in cash flow hedges totalled -EUR 41.2 million. Derivatives recognised in the trading portfolio had a fair value of EUR 2.4 million.

Ten contracts matured in the year under review; this gave rise to profits on disposals of EUR 0.9 million and losses on disposals of EUR 0.1 million.

As at year-end the portfolio did not contain any forward purchase options or forward exchange transactions.

7.5 Events subsequent to conclusion of the financial year

In a press release dated 18 February 2004 we announced that we had successfully placed subordinated debt in the amount of EUR 750 million on the European capital markets through our subsidiary Hannover Finance (Luxembourg) S.A. The bond was placed predominantly with institutional investors in Europe.

The bond was priced at a spread of 163 basis points over the 10-year mid-swap rate and has a final maturity of 20 years. It may be redeemed by Hannover Re after 10 years at the earliest and at each coupon date thereafter. If the bond is not called at the end of the tenth year, the coupon will step up to a floating-rate yield of quarterly EURIBOR + 263 basis points.

As part of the transaction Hannover Re bought back by 25 February 2004 under a tender offer altogether 92.5% of its USD 400 million subordinated debt issued in 1999 by Hannover Finance Inc., Wilmington, USA, so as to take advantage of the currently highly advantageous EUR/USD exchange rate. Given the fact that Hannover Re will also repay the surplus debenture of approximately EUR 120 million due in November 2004, the net interest burden will only marginally increase.

In a press release dated 18 February 2004 as well as an announcement pursuant to §§ 21, 22, 24 WpHG Talanx AG provided information about the sale of an interest in Hannover Re in the amount of 20.6%, equivalent to roughly 24.8 million shares, to institutional investors. This transaction increases the free float of the Hannover Re share from 28.2% to 48.8%.

No other events with significant implications for the Group's assets, liabilities, financial position and net income occurred after the balance sheet date.

7.6 Rents and leasing

Leased property

Summary of leasing commitments

Figures in EUR thousand	Payments
2004	6 142
2005	5 777
2006	5 428
2007	5 133
2008	5 144
Subseqent years	55 752

Operating leasing contracts produced expenditures of EUR 5,563 thousand in the 2003 financial year.

The Insurance Corporation of Hannover and the Clarendon Group have multi-year contracts for the lease of business premises. In the latter case, a lease agreement for business premises was concluded in the financial year with a term of 20 years. The lease ends on 29 August 2023. The rent instalments are fixed for the lease term, although adjustments in line with changed market conditions are possible at contractually agreed times.

In 2002 Hannover Reinsurance Africa Ltd. concluded a sale-and-lease-back contract for land and business premises for a period of eight years. SFAS 13 requires that this be recognised as an operating lease.

Rented property

Hannover Re Real Estate Holdings rents out real estate in Florida; the period of the rental contracts ranges from three to ten years. Non-cancellable contracts will produce the income shown below in subsequent years:

Figures in EUR thousand	Payments to be received
2004	11 057
2005	10 425
2006	9 733
2007	8 580
2008	8 332
Subsequent years	14 341

Rental income totalled EUR 15,265 thousand in the 2003 financial year.

7.7 Currency translation

Foreign currency items in the individual companies' statements of income are converted into the respective national currency at the average rates of exchange. The individual companies' statements of income prepared in the national currencies are converted into Euro at the average rates of exchange and transferred to the consolidated financial statement. The conversion of foreign currency items in the balance sheets of the individual companies and the transfer of these items to the consolidated financial statement are effected at the mean rates of exchange on the balance sheet date. In the case of functional currencies, differences arising between the average exchange rate and the exchange rate on the balance sheet date lead to the establishment of a separate item in the stockholders' equity, which is excluded from the statement of income. Differences arising with regard to non-functional currencies are recognised in the statement of income. Functional currencies are defined as those currencies in which investments are effected.

Key exchange rates

	2003	2002	2003	2002
1 EUR corresponds to:	Mean rate of exchange on the balance sheet date		Average rate of exchange	
	31.12.	31.12.	31.12.	31.12.
AUD	1.6788	1.8497	1.7473	1.7405
CAD	1.6290	1,.6385	1.5905	1.4835
GBP	0.7070	0.6502	0.6899	0.6279
MYR	4.7741	3.9754	4.3033	3.5911
SEK	9.0710	9.1450	9.1326	9.1504
USD	1.2610	1.0415	1.1342	0.9453
ZAR	8.3282	8.9550	8.5030	9.8562

Hannover, 23 March 2004

Executive Board

Zeller　　Arrago　　Dr. Becke

Gräber　　Dr. König　　Dr. Pickel　　Wallin

AUDITORS' report

We have audited the consolidated financial statements of Hannover Rückversicherung AG for the business year from January 1 to December 31, 2003, comprising the balance sheet, income statement, statement of changes in stockholders' equity and statement of cash flow as well as the notes to the financial statements, in accordance with the Accounting Principles Generally Accepted in the United States of America (US GAAP). The preparation and content of the consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing principles and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis as part of the audit. The audit includes assessing the accounting and consolidation principles used and significant estimates made by the legal representatives as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group in accordance with the Accounting Principles Generally Accepted in the United States of America.

Our audit, which also extends to the group management report prepared by the Executive Board for the year from January 1 to December 31, 2003, has not led to any reservations. In our opinion, the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2003, satisfy the conditions for releasing the company from its obligations under German law to compile consolidated financial statements and a group management report.

Hannover, 24 March 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Dahl	Schuster
(German Public Auditor)	(German Public Auditor)

Hannover
Rückversicherung AG
Karl-Wiechert-Allee 50
30625 Hannover

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telephone+49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone+49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com